Suite 900-789 West Pender Street	Telephone: (604) 632-9638
Vancouver, B.C. V6C 1H2	Fax: (604) 408-8515

February 17, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         China Mobility Solutions, Inc.
Registration Statement on Form SB-2 as amended
File No. 333-128323

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-26559

Dear Mr. Skinner:

In response to the above-referenced matter, China Mobility Solutions, Inc. (the “Company”), is filing Amendment No. 2 to the Company’s Form 10-KSB for December 31, 2004 in response to your letter to Ms. Angela Du, dated February 14, 2006. We address your comments in the order in which they appear in your letter.

Form 10-KSB for the fiscal year ended December 31, 2004, as amended

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-6

Note 3 - Acquisition of Quicknet, page F-11
1. Note 3 of the audited financial statements has been amended accordingly. Please refer to the amended 10-KSB for the period ended December 31, 2004 attached hereto.

Form 8-K dated January 31, 2006

2.
The registration statement on Form S-8 filed on in November 2005 was in relation to the registration of 2,000,000 shares of common stock and 2,000,000 shares of common stock underlying the stock option plan to be granted to employees or consultants of the Company. We do not believe the filing of the registration statement had an impact on the holders of debentures and warrants for the reasons herein stated.

(a)
 Senior Convertible Debenture - Section 8(c)(iii) “Exceptions to Adjustment of Conversion Price” provides that no adjustment to the Conversion Price shall be made upon the issuance of any Excluded Securities which includes: (C) shares of Common Stock issuable or issued to (x) employees or directors from time to time either directly or upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors, as approved by the independent members of the Board, pursuant to one or more stock option plans or stock purchase plans in effect as of the Closing Date or subsequently approved by the independent members of the Board of Directors and by the Company’s stockholders, or (y) to consultants or vendors, either directly or pursuant to warrants to purchase Common Stock that are outstanding on the date hereof or up to 100,000 shares of Common Stock, in the aggregate, issued hereafter, provided such issuances are approved by the Board of Directors or by the Company’s stockholders.

Even though the 2006 Stock Option Plan has been approved by the Board of Directors, which includes an independent member and will be approved by the Company’s shareholders, the Company has not granted any stock options according to this Option Plan and the Company will not issue any options or shares under this Option Plan prior to the SB-2 being declared effective.

(b)
Debenture Purchase and Warrant Agreement - This agreement did not prevent the Company from filing the Form S-8 Registration Statement in November 2005. Rather, it provided a representation and warranty in Section 6(q), “Capitalization” that “except for employee stock options under the Company’s stock option plans and except for employee rights under the Company’s employee stock purchase plan (as described on Schedule 6(q)), there are no outstanding options…”

(c)
Registration Rights Agreement - Section 3(a) provides that “The Company shall not file any other Registration Statement with respect to any of its securities between the date hereof and the filing date of such Registration Statement (other than a Registration Statement on Form S-8 or its equivalent at such time).” The S-8 Registration Statement was filed in November 2005 after the filing date of the SB-2 Registration Statement.

Section 2(f) of the Registration Rights Agreement provides that prior to the effective date of the SB-2 Registration Statement, “the Company shall, except as described in the appropriate schedule to the Debenture Purchase and Warrant Agreement, refrain from filing any registration statement (other than (i) a Registration Statement filed hereunder, or (ii) a registration statement on Form S-8 with respect to stock option plans and agreements and stock plans currently in effect and disclosed in the Debenture Purchase and Warrant Agreement).” While the November 2005 Form S-8 registration statement will not come under this exception, the Company has agreed not to grant any options or shares under the 2006 Stock Option Plan prior to the effective date of the SB-2 Registration Statement.

(d)
Warrant - Section 2.4 Dilutive Issuances, subsection (iii) Exceptions to Adjustment of Exercise Price in subsection (c) contains the identical provision as set forth above in Section 8(c)(iii) of the Senior Convertible Debenture.

3.	We also attach the amended 10QSB for the quarter ended September 30, 2005 incorporating the amendments mentioned in our previous correspondence for your review.

After the 10KSB for year ended December 31, 2004 and September 30, 2005 have been reviewed and approved by your end, we will do the formal re-filing of these two documents.

If you wish to discuss the foregoing, please call our in-house accountant, Danny Hon at (604) 669-6168 or Angela Du, President of the Company, at (604) 632-9638.

Very truly yours,
CHINA MOBILITY SOLUTIONS, INC.
By:	/s/ Angela Du
Angela Du, President

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

AMENDMENT #2

FOR THE YEAR ENDED DECEMBER 31, 2004

General Form for Registration of Securities of Small Business Issuers
Commission file number 0-26559

CIK No. 0001082603

CHINA MOBILITY SOLUTIONS, INC.
(Exact name of registrant as specified in this charter)

XIN NET CORP.
(Former Name)

Florida	330-751560
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

#900 - 789 West Pender Street
Vancouver, B.C.
Canada V6C 1H2
(Address of principal executive offices, including zip code)

(604) 632-9638
(Registrant's telephone number, including area code)

Securities Registered to be Pursuant to Section 12(b) of the Act: None

Securities Registered to be Pursuant to Section 12(g) of the Act: Common Stock $.001 Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes [X] No [_]

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  [X]

State issuer's revenues for its most recent fiscal year: $475,309.

Transitional Small Business Disclosure Format: Yes [_] No [X]

Aggregate market value of the voting stock held by non-affiliates of the registrant as of December 31, 2004: $5,491,173 at $.51 per share.

Number of outstanding shares of the registrant's no par value common stock, as of March 31, 2005: 15,826,670.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

    (a)     General Description and Development of Business.

PREVIOUS HISTORY

On September 6, 1996, the Company was incorporated under the laws of the State of Florida under the name of Placer Technologies, Inc. It conducted a small public offering of 200,000 shares @ $.25 per share to achieve $50,000 in capital. In December 1996 a Rule 15c2-11 filing resulted in trading approval on the OTCBB.

The Company's initial primary service consisted of developing web home pages for small businesses in USA. It generated minimal revenues in 1996.

On April 2, 1997, the Company acquired 100% interest of Infornet Investment Limited ("Infornet"), a Hong Kong corporation. In August 1997 Infornet entered into a joint venture agreement with Xin Hai Technology Development Ltd., ("Xin Hai"), Xin Hai was an experienced internet-related services provider, but the business suffered loses and was sold and discontinued in 2001.

On June 11, 1997, the Company purchased 100% interest of Infornet Investment Corp., a British Columbia corporation. Infornet Investment Corp. is the subsidiary which manages daily operations of the Company.

On July 24, 1998, the Company changed its name from Placer Technologies, Inc. to Xin Net Corp.

In June 2004, the Company changes its name to China Mobility Solutions, Inc. concurrent with a one for three reverse split.

CORPORATE OVERVIEW

China Mobility Solutions, Inc. structure showing its subsidiaries is as follows, with the jurisdiction of incorporation of each subsidiary included in parentheses:

China Mobility Solutions, Inc.
(Florida, USA)

Infornet Investment Corp. (100% Owned) (BC., Canada)	Infornet Investment Ltd. (100% Owned) (Hong Kong)
Windsor Education Academy Inc. (100% Owned) (BC., Canada)
Xinbiz Corp. (British Virgin Islands) (100% Owned) (Dormant)	Xinbiz Ltd. (Hong Kong) (Xinbiz Corp. 100% owned) (Dormant)

The Company also incorporated Xinbiz Corp. (British Virgin Islands) on January 14, 2000 and its subsidiary Xinbiz Ltd. (Hong Kong) on March 10, 2000. Both of these companies are wholly owned subsidiaries. Xinbiz Corp. and Xinbiz Ltd. do not have any operations.

Through our wholly owned subsidiary, Infornet Investment Ltd. (Hong Kong), the Company formed a joint venture with Xin Hai Technology Development Ltd. for upgrading  telecommunication technology and services in the PRC. This evolved into an internet-focused service provider and e-commerce solutions business, which was subsequently sold in 2001.

The Company decided in May 2001 to focus its business in China on domain name registration and web-hosting services, and to discontinue Internet access provision services as soon as practicable. On June 22, 2001 the Company entered into an agreement to sell its ISP assets (Xin Hai). The price for the sale was $700,000 (USD) payable to in Renminbi at the official exchange rate. As of December 31, 2003, $500,000 had been received for the transaction. A loss provision of $200,000 was made against the balance of the sales price as the
Company has determined that the purchaser will not be able to pay the remaining balance.

Since the Company started its Internet-related business in China, it has seen rapid growth in Internet use in China; but it has also seen an equal if not greater growth in companies entering this arena. As a result, the industry experienced severely reduced operating margins and continued losses. Although the Company was considered an early leader in the Domain Name Registration field, due to the lack of adequate funding, future growth potential against many competitiors was limited at best. The Company had struggled for several  years to break even and was hoping for some meaningful funding to grow, but the plan was nullified when the funding failed to materialize. As China becomes more and more open according to the terms of the WTO, the world's large well-funded companies have been given access to the China market and seriously compromised the Company's competitive position.

In February, 2003, the Company signed an agreement to sell the Company's China assets (Domain name registration) to a subsidiary of Sino-i.com Limited, a Hong Kong Stock Exchange listed company for a total consideration of Rmb 20 million (approx. US$ 2.4 million). The Company has received all of the purchase price, and the divestiture was completed in 2004.

Education Business

In 2002, the Company redirected its resources to the education and training field. In January 6, 2003, the Company announced the acquisition of Windsor Education Academy Inc., a Richmond, British Columbia based school specializing in English as a Second Language (ESL) courses to foreign students. Total consideration was C$ 200,000 (about US$ 128,000). Windsor Education Academy Inc., a Richmond, British Columbia based school offers English as a Second Language (ESL) courses to foreign students. Windsor is government certified. The Company will help Windsor to expand locally as well as internationally into China and Southeast Asia. The Company will look for further companies in this market area with the goal of introducing foreign accredited programs into the China market.

Education and Training

Windsor Academy has a campus in Richmond, British Columbia. They are equipped with personal computers and the standard classroom fixtures.

China Mobility Solutions, Inc. currently maintains an office at: #900 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2 (telephone number is 1-604-632-9638).

Quicknet Acquisition in 2004

In 2004, the Company entered into a Definitive Agreement to acquire 51% of a SMS provider in China, Beijing Quicknet Telecommunications Corp. Ltd. (Beijing Quicknet), from non-affiliates through its Hong Kong subsidiary Infornet Investment LTD. In order to comply with current Chinese law, the Company will acquire 49% immediately upon closing and will retain the right to acquire the 2% as soon as it is able to obtain Government approval or achieve a legal structure (under Chinese law) which allows control of the 2% thereby aggregating 51%).

The Company acquired 49% of Beijing Quicknet for a price of U$3,060,000 (three million and sixty thousand US dollars) in form of issuing 6,120,000 (six million one hundred and twenty thousand) common shares of the Company's stock at a deemed price of US$0.50 per share. The remaining 2% will be conveyed for US$100 when either of the following is completed to the satisfaction of the Company (1) the appropriate government ministry in China approving the transfer of the 2%, or (2) an acceptable legal mechanism for the transfer of the 2% ownership is arranged. Furthermore, the Company has the option to acquire the remaining 49% of Beijing Quicknet within 2 years from the Closing Date. If the Company exercises the option to purchase the remaining 49% of Beijing Quicknet within first year from the Closing Date, the purchase price will be US$4,000,000 (four million US dollars); if the Company exercises the option to purchase the remaining 49% of Beijing Quicknet within the second year from the Closing Date, the purchase price will be US$5,000,000 (five million US dollars). The purchase price will be in the form of a combination of cash and the issuance of common shares of the Company.

The Company has the right to appoint all of the directors of Beijing Quicknet.

Discontinued Internet Services

Up until late 2002, the Company business was focused on domain name registration, webhosting and web design services under the ChinaDNS banner. It operated the website www.chinadns.com, the first in the PRC to offer online site registration. In October 1999, ChinaDNS was approved as an Official Agent of Network Solutions, Inc.

Due to the continued loss on operations ($254,035 in 2002). In 2003, the Company entered into an Agreement to sell the domain name registration business to China Enterprise an ASP for about $2,400,000, which sale was completed in 2004. We are treating the DNS business as discontinued operations at this time, as China Enterprise is in full control of the assets.

CURRENT BUSINESS

Mobile Solutions for Businesses in China

The Company is focusing on providing mobile solutions to many diverse corporations across China. With its rapidly growing client base, the Company hopes to become one of the largest providers of mobile business solutions in China. The first product launched is mobile marketing solution for enterprises.

Education and Training

The Company is currently offering English as a Second Language (ESL) and related courses through Windsor Education Academy in the Richmond campus. The Company owns 100% of Windsor, a B.C. company.

MARKETING

Windsor Education Academy uses the printed media as well as recruitment agents to attract students. Word of mouth is also an important endorsement. Windsor is also a British Columbia Provincial Government endorsed ESL provider, receiving students from government programs, where the fee is paid by the government. Windsor is continuously working to improve its recognition for quality and service with the British Columbia Provincial Government.

News Advertising Service

On July 3, 2003, the Company acquired 51% of Dawa Business Group Inc.("Dawa") in exchange for 49% of our subsidiary, Windsor Education Academy Inc. ("Windsor"). The Company closed its Dawa operations abandoned any interest in Dawa and received back its 49% of Windsor Education Academy, Inc.

PRODUCTS, SERVICES, MARKETS, METHODS OF DISTRIBUTION

Mobile Solutions for Quicknet in China

(1)     Product and service:

The first mobile solution launched by the Company is mobile marketing. Mobile marketing is the use of the mobile medium as a communications and entertainment channel between a brand and an end-user. Mobile marketing is the only personal channel enabling spontaneous, direct, interactive and/or targeted communications, any time, any place. Mobile marketing can be used in a wide variety of ways:

        o For customer acquisition
        o For customer retention
        o For loyalty building
        o As a sales promotion tool
        o To support product launches
        o To raise brand awareness
        o For internal communications
        o As a redemption / coupon tool
        o For direct marketing
        o As an effective business to business communications vehicle
        o As an additional revenue stream
        o To be able to offer time / location specific offers
        o As a channel for delivering ring tones and logos

As China has over 334 million mobile phone subscribers by the end of 2004, and management believes there will be more demand from the enterprises to utilize mobile phones as a new media for their marketing.

(2)     Method of distribution and Marketing: Mobile Solutions

The Company will use four outlets to approach the market for its mobile business solutions: agents, mobile carriers, in-house sales staffs and sales support branches.

Education and Training

(1)     Educational Product and Service

Windsor provides ESL (English as a Secondary Language) and related courses in Canada. In a recent study conducted by the OECD (Organization of Economic Cooperation and Development) and the UNESCO (United Nations Educational Scientific and Cultural Organization) titled "Financing Education - Investments and Returns", attributed education as a key ingredient in a country's economic growth. The study also examined sources of funding and found that 44% of educational expenditure for China came from private sources ompared to an OECD average of 12%. Our first acquisition, Windsor is government certified. The Company will help Windsor to expand locally as well as internationally into China and Southeast Asia. The Company will look for further companies that fit this profile with the goal of introducing foreign accredited programs into the China market. For the past several years, supplementary education had become a multi-billion dollar business in China, the most popular being Foreign Schools, English Training, Data Processing, Accounting and a variety of other programs.

Started several years ago, this trend is still ascending and with the integration of China into the world community as well as the growth in personal disposable income, we expect the growth to continue for a substantial period of time.

(2)     Method of Distribution and Marketing: Education

The Company will use the printed media as well as recruitment agents to attract students for its education business. Word of mouth is also an important endorsement. Windsor is also a British Columbia Provincial Government endorsed ESL provider, receiving students from government programs, where the fee is paid by the government. Windsor is continuously  working to improve its recognition for quality and service with the British Columbia Provincial Government.

EMPLOYEES OF SUBSIDIARIES

At the end of December 31, 2004, QuickNet had approximately 83 employees. About 27% are technical supports, 26% are sales and marketing, 17% are R&D and the rest are administrative personnel. The actual number of employees changed during the year and will change according to the expansion of the Company in the future.

At the end of December 31, 2004, Windsor had approximately eleven employees, consisting of eight full and part time teachers and three administrative personnel. The key to success is the ability to attract students either publicly or privately funded. The number of employees will change as the student body changes and there is no collectively bargaining unit at the academy.

DEPENDENCE ON CLIENT BASE

For the mobile solutions business, we have sign contracts with a number of clients for varying types of marketing. The Company is replying on its agents, mobile carriers, in house sales staffs and sales supporting branches as well as media and other marketing channels to increase its client base.

For the Education Services, there are about 100 students. Windsor is relying on the printed media, word of mouth, recruiting agents and other marketing channels to increase the number of students.

Backlog of Orders: None.

Government Contracts: Windsor Education received a number of ESL students from the Provincial Government of British Columbia under government programs, but there is no commitment beyond the individual student's referral and subsidiary. All government programs involving Windsor ended March 31, 2005.

COMPETITIVE CONDITIONS

Mobile Solutions

The Chinese economy has been among the fastest growing in the world for the past several years. China's economy withstood the effect of SARS and grew 9.1% in 2003. Growth matches that level in 2004 as well. China has one of the largest and fastest-growing telecom markets in the world, with the mobile phone sector in particular having become the world's number one with more than 334 million by the end of 2004. Mobile solutions, which use mobile phone as a new media, has created a large market in China. There are two types of markets in this field: the individual market and the corporate market. Competition on individual market is fiercer than the corporate market since the individual market is much saturated thus become less lucrative. Beijing an early bird in corporate market and possessed by nearly 500,000 corporate data base from previous operation, the Company will have more growth potential than if the Company targeted the highly competitive consumer mobile market.

Education Services

In Windsor's business, the supplementary education and training market is very fragmented, there are very few large ones and numerous small schools, established mostly in larger cities worldwide. There are several keys to a school's success, such as, quality of its curriculum and graduates, teachers and facilities, certifications and diplomas offered, location and accessibility, marketing and advertising, variety of programs offered, etc. The Company is striving to improve on all fronts as well as expanding through acquisitions and into the mainland China market.

CHINA MOBILITY SPONSORED RESEARCH AND DEVELOPMENT

None.

COMPLIANCE WITH RELATED LAWS AND REGULATIONS

In China, the Company relies on the advice of Chinese legal counsel to maintain compliance with all laws, rules, and regulations in China. The telecom industry is subject to extensive government regulation, which regulations have been changing rapidly, and there is no assurance that the Company will not be adversely impacted by such regulations in the future.

On the Education Services side, Windsor Education Academy Inc. is governed by the Laws of the Province of British Columbia, Canada. The Company is fully licensed to conduct its business in the Province. The Company is unable to assess or predict at this time what effect the regulations or legislation could have on its activities in the future.

(a)     Local regulation

The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations on a local level in Canada.

(b)     National regulation

The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations on a national level.

The value of the Company investments in PRC may be adversely affected by significant political, economic and social uncertainties in the PRC. Any changes in the policies by the government of the PRC could adversely affect the Company by, among other factors, changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, the expropriation or nationalization of private enterprises, or political relationships with other countries.

(c)    Parents and Subsidiaries

Parent:

China Mobility Solutions, Inc., a Florida corporation

Subsidiaries:

INFORNET INVESTMENT CORP., a British Columbia corporation (100%)
INFORNET INVESTMENT LTD., a Hong Kong corporation (100%)
XIN BIZ Corp (100% owned BVI Corp.) (Dormant)
XIN BIZ Limited (a Hong Kong Corp) (100% owned subsidiary of XIN BIZ Corp.) (Dormant)
WINDSOR EDUCATION ACADEMY, INC. (100% owned British Columbia Corp.)

The Company is a minority shareholder of THE LINK GROUP, INC. (formerly called World Envirotech, Inc.) See Company 2003 Financial Statement, Note 6.

The Company, through Infornet (Hong Kong) is the holder of 49% of Beijing Quicknet.

BUSINESS SEGMENTS

During the year, the Company had revenues in two segments:
Mobile marketing services	$1,871,960
Tuition fees	298,806
The cost of revenue in each segment was:
Mobile marketing services	$412,222
Tuition fees	61,013
The gross profit from each of the business segments was:
Mobile marketing services	$1,459,738
Tuition fees	237,793

Total	$1,697,531

The Company also carries deferred revenue of $2,105,165 for its SMS business in China and $6,533 for its education and training business.

Note:

The Company agreed to acquire 51% of a SMS provider in China, Beijing Quicknet Telecommunications Corp. Ltd. (Beijing Quicknet), from non-affiliates. In order to comply with current Chinese law, the Company acquired 49% immediately upon closing and retains the right to acquire the 2% as soon as it is able to obtain Government approval or achieve a legal structure (under Chinese law) which allows control of the 2% (thereby aggregating 51%).

The Company acquired 49% of Beijing Quicknet for a price of U$3,060,000 (three million and sixty thousand US dollars) in form of issuing 6,120,000 (six million one hundred and twenty thousand) common shares of the Company's stock at a deemed price of US$0.50 per share. The remaining 2% will be conveyed for US$100 when either of the following is completed to the satisfaction of the Company (1) the appropriate government ministry in China approving the transfer of the 2%, or (2) an acceptable legal mechanism for the transfer of the 2% ownership is arranged. Furthermore, the Company has the option to acquire the remaining 49% of Beijing Quicknet within 2 years from the Closing Date. If the Company exercises the option to purchase the remaining 49% of Beijing Quicknet within first year from the Closing Date, the purchase price will be US$4,000,000 (four million US dollars); if the Company exercises the option to purchase the remaining 49% of Beijing Quicknet within the second year from the Closing Date, the purchase price will be US$5,000,000 (five million US dollars).

The Company has the right to appoint all of the directors of Beijing Quicknet per an agreement.

ITEM 2. DESCRIPTION OF PROPERTIES

China Mobility Solutions, Inc. currently maintains a leased office at: #900- 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2 (telephone number is 1-604-632-9638). It also has a leased an office, as part of the joint venture, in Beijing at Room 1858, New Century Office Tower, No. 6, Southern Road Capital Gym, Beijing 100044, China. Windsor Academy currently rents spaces at 7900 Alderbridge Way, Unit 100, Richmond, BC, Canada.

(a) Real Estate: None

(b) Equipment, library, and furniture at December 31, 2004: $6,549

ITEM 3. LEGAL PROCEEDINGS

On Feb.7, 2005, China Mobility Solutions, Inc. was sued by Sino-I Technology Limited for $88,270 for breach of warranty and a claim under a guarantee.

Our lawyer has submitted a Notice of Motion to the plaintiff's lawyer on March 7, 2005 and is seeking an extension of response date. The Company intends to vigorously defend the suit.

No director, officer or affiliate of China Mobility Solutions, Inc., and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to it in reference to pending litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The following matters were submitted during the fiscal year covered by this report to a vote of security holders of China Mobility Solutions, Inc., through the solicitation of proxies:

1. To change the Company's name to China Mobility Solutions, Inc.

2. To authorize a reverse split of the Company's common stock on a one for five basis.

The items were approved by a majority of the shares issued and outstanding as of the date of the proxy.

PART II

ITEM 5. MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

(a) The Company common stock is traded on the Bulletin Board under the trading symbol CHMS. The following table sets forth high and low bid prices of the its common stock for years ended December 31, 2003 and December 31, 2004 as follows:

	Bid (U.S. $)
	HIGH	LOW
2004
First Quarter	0.27	0.10
Second Quarter	1.01	0.09
Third Quarter	0.65	0.16
Fourth Quarter	0.68	0.18

2003
First Quarter	0.34	0.04
Second Quarter	0.29	0.04
Third Quarter	0.29	0.10
Fourth Quarter	0.20	0.09

The Company shares trade on the Over the Counter Bulletin Board. Quotations, if made, represent only prices between dealers and do not include retail markups, markdowns or commissions and accordingly, may not represent actual transactions.

Because of recent changes in the rules and regulations governing the trading of small issuers securities, the Company's securities are presently classified as "Penny Stock," which classification places significant restrictions upon broker-dealers desiring to make a market in these securities. It has been difficult for management to interest any broker-dealers in our securities and it is anticipated that these difficulties will continue until the Company is able to obtain a listing on NASDAQ at which time market makers may trade its securities without complying with the stringent requirements. The existence of market quotations should not be considered evidence of the "established public trading market." The public trading market is presently limited as to number of market markers in Company stock and the number of states within which its stock is permitted to be traded.

(b) As of December 31, 2004, China Mobility Solutions, Inc. had approximately 5,000 shareholders of record of the common stock.

(c) No dividends on outstanding common stock have ever been paid. The Company does presently have any plans regarding payment of dividends in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The information presented here should be read in conjunction with China Mobility Solution's consolidated financial statements and related notes.

EXECUTIVE SUMMARY

In early 2004, the Company acquired 49% of a mobile solution provider in China, Beijing Quicknet Telecommunications Corp. Ltd. (Beijing Quicknet), from non-affiliates and has options to acquire the other 51%. In 2004, the Company has changed its name to China Mobility Solutions Inc. On June 30, 2004, the Company has entered into agreement to dispose its ownership in Dawa Business Group Inc. and regain 100% ownership of Windsor Education Academy Inc. The Company has shifted its focus from solely education to mobile solution industry for enterprises in China. China is the world fastest-growing telecom market. China is the world's number one cellular market, with over 320 million mobile phone users already surpassing the U.S. subscriber base of less than 170 million, as reported by the Cellular Telecommunications & Internet Association. The Chinese SMS market alone accounts for 1/3rd of the world's traffic. SMS means sending and receiving brief text messages via mobile phones. SMS can be used for everything from promotional marketing to mobile banking. The Company's mobile marketing solution is targeted to enterprises to market through SMS to mobile phone users.

WORKING CAPITAL NEEDS

On the Mobile Solution Services side, the working capital needs arise primarily from: the need for capital to acquire the rest of the ownership of Quicknet in; expanding existing capacity of Quicknet services, to open more offices in other major cities, to launch new value-added services, to acquire other companies that will complement the services offered by us.

On the education services side, the Company will use the working capital to explore the local market, launch new courses, set up new market campaign, sign up with Universities to offer courses in order to get University credits, sign up with more agents, both domestic and international agents and provide some marketing materials and financial support to those agents.

FUTURE STRATEGY

The Company accumulated nearly 500,000 corporate leads from its previous domain name registration and web hosting services in China. Acquisition of an interest in Beijing Quicknet gives the Company an opportunity to capitalize in this rapidly growing market, and it also gives the chance for Beijing Quicknet to solicit these corporate leads to attempt to generate more revenue. Quicknet plans to grow organically by launching more products, but may also grow by acquiring other companies that will complement services offered by us.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash capital of $5,380,622 at year-end 2004. The Company has no other capital resources other than the ability to use its common stock to achieve additional capital raising. Other than cash capital, its other assets would be illiquid.

At the fiscal year-end it had $5,466,574 in current assets and current liabilities of $2,452,522.

The cash capital at the end of the period of $5,380,622 will be used to fund continuing operations. The sale of the ChinaDNS assets have provided more than US$2 million in working capital, ande the continuing operations have provided more than U$1.9 million in working capital in 2004.

The Company has revenues from its mobile marketing services Beijing QuickNet and tuition fees from: Windsor Education Academy ("Windsor") and at this time. However capital from private placements, borrowing against assets and/or from warrants being exercised by warrant holders, may be required to fund future operations. The Series "A" and Series "B" warrants of the Company expired on March 31, 2005. There were 1,155,000 options outstanding at December 31, 2004 at the option price of $0.30 per share.

Changes in Financial Condition:

At December 31, 2004, the Company's assets were $6,447,030 compared to $6,320,612 at December 31, 2003. The current assets totaled $5,466,574 at 2004 year-end compared to $5,869,782 at 2003 year-end. The sale of the China Internet business "ChinaDNS" has been completed; ChinaDNS' assets of $2,533,838 were disposed. The current continuing operations had brought in $2,170,766 revenue by December 31, 2004, compared to $280,723 in year 2003. There is deferred revenue of $2,111,698 at December 31, 2004 compared to $28,354 in 2003. Net cash provided by continuing operations was $1,924,019 at December 31, 2004. The Company had $ 5,380,622 in cash by the year-end compared to $3,303,591 a year ago. These changes were caused mainly by the acquisition of Beijing QuickNet, a mobile solution provider in China in June 2004. Total liabilities at year-end 2004 were $2,452,522 compared to $5,870,451 at 2003 year-end. Deferred revenue has been increased because of the acquisition of QuickNet; disposition of ChinaDNS and completion of the disposition of ISP business.

The Company issued 6,120,000 common shares on June 23, 2004 to acquire QuickNet. The Company completed a reverse stock split of 3:1 on June 24, 2004. Total outstanding common shares as of December 31, 2004 were 15,826,670.

Need for Additional Financing:

The Company believes it has sufficient capital to meet its short-term cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. But it will have to seek loans or equity placements to cover longer term cash needs to continue operations and expansion.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses.

If future revenue declines, or operations are unprofitable, it will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The Company has no specific management ability, nor financial resources or plans to enter any other business as of this date.

From the aspect of whether it can continue toward the business goal of maintaining and expanding the businesses in Canada and develop new business of internet services in China, it may use all of its available capital.

The effects of inflation have not had a material impact on its operation, nor is it expected to in the immediate future.

Although the Company is unaware of any major seasonal aspect that would have a material effect on the financial condition or results of operation, the first quarter of each fiscal year is always a financial concern. It is not uncommon for companies to shut down their operation or operate on a skeletal crew during the Chinese New Year holiday. Therefore in effect, the first quarter really has only two months for generating revenue.

Market Risk:

The Company does not hold any derivatives or investments that are subject to market risk. The carrying values of any financial instruments, approximate fair value as of those dates because of the relatively short-term maturity of these instruments which eliminates any potential market risk associated with such instruments.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2003.

Revenues. The Company achieved revenues of $2,170,766 in 2004 in contrast to $280,723 in 2003 in the form of net sales of mobile marketing services and tuition fee from its subsidiaries: QuickNet and Windsor. The Gross profit in 2004 is $1,697,531 compared to $146,383 in 2003. A significant contributor to the increase in revenues and gross profit is the acquisition of QuickNet in June 2004.

Operating Expenses. The Company incurred operating expenses of $1,939,747 in 2004 compared to operating expenses of $337,093 in 2003 due to the acquisition of QuickNet. Salaries and advertising accounts for over 65% of operating expenses. The Company has invested in the Link Group, Inc. on December 20, 2001 and January 18, 2002. As of December 31, 2004, the Link Group, Inc.'s financial statements were not sufficiently timely for the Company to apply the equity method and Link Group, Inc.'s shares were ceased trading over nine months.
Therefore, the Company recorded an impairment of $172,250 on these shares.

Loss from continuing operations. Loss from continuing operations for 2004 was ($258,772) compared to the 2003 operating loss of ($207,996). The Company recorded an impairment on Link Group, Inc.'s shares for $172,250.

Net Income. Net Income available to Common Stockholders is $3,018,672 in the contrast to a Net Loss of $314,277 in 2003. This is caused by extraordinary gain on disposal of internet-related operations of $3,319,098 (China DNS).

Earnings per share. Earnings per share is $0.20 in 2004 compared to a loss per share of ($0.02) in 2003. Positive earnings per share were attributable to the extraordinary gain. Operating earnings in 2004 were negative at ($.02) per share compared to a loss of ($.01) per share in 2003.

Future Trends:

In the Mobile Solution Service business, the Company cannot assure that any profit on revenues can be maintained in the future, because it may have to continue, through its joint venture business, to advertise and promote its services and develop additional value-added services in order to preserve or increase its market share. In spite of taking measures to control expenses, operating losses may continue. If the Company acquires additional capital, for example through sale of stock in private placements or through investors exercising warrants, it may be able to advertise and promote its services more aggressively and expand its business more rapidly.

On the Education Services side, we have operated for 2 years now; the competition is very fierce in the market. The Canadian government has tightened its budget on English training for new immigrants, which leads to reduced government funding for Windsor, this will have negative effects to the revenue of Windsor Education Academy. Canadian government also adopted more strict system to choose schools that can be funded by the government and every school needs to re-register with the government. The Government supported ELSA courses held in Windsor Education Academy ended by Mar. 31, 2005.

Need for Additional Financing:

The Company believes it has sufficient capital to meet its short-term cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. But it will have to seek loans or equity placements to cover longer term cash needs to continue operations and expansion.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses.

If future revenue declines, or operations are unprofitable, it will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The Company has no specific management ability, nor financial resources or plans to enter any other business as of this date.

From the aspect of whether it can continue toward the business goal of maintaining and expanding the business in Canada and expanding new business of SMS services in China, it may use all of its available capital without generating a profit.

The effects of inflation have not had a material impact on its operation, nor is it expected to in the immediate future.

Although the Company is unaware of any major seasonal aspect that would have a material effect on the financial condition or results of operation, the first quarter of each fiscal year is always a financial concern. It is not uncommon for companies to shut down their operation or operate on a skeletal crew during the Chinese New Year holiday.

Recent Accounting Pronouncements:

Principles of consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as outlined in Note 2. All significant inter-company transactions and balances have been eliminated on consolidation.

On October 2002, the FASB issued SFAS No. 147 - "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which applies to the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include certain financial institution-related intangible assets. This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002, and is not applicable to the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, amending FASB No. 123, and "Accounting for Stock-Based Compensation". This statement amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends APB Opinion No. 28 "Interim Financial Reporting" to require disclosure about those effects in interim financial information. The Company will adopt the disclosure provisions and the amendment to APB No. 28 are effective for interim periods beginning after December 15, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into in the fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact EITF No. 00-21 will have on its financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is currently evaluating the effect that the adoption of FIN46 will have on its results of operations and financial condition. Adequate disclosure has been made for all off balance sheet arrangements that it is reasonably possible to consolidate under FIN46.

The American Institute of Certified Public Accountants has issued an exposure draft SOP "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment ("PP&E")". This proposed SOP applies to all non-government entities that acquire, construct or replace tangible property, plant and equipment including lessors and lessees. A significant element of the SOP requires that entities use component accounting retroactively for all PP&E assets to the extent future component replacement will be capitalized. At adoption, entities would have to option to apply component accounting retroactively for all PP&E assets, to the extent applicable, or to apply component accounting as an entity incurs capitalizable costs that replace all or a portion of PP&E. The Company cannot evaluate the ultimate impact of this exposure draft until it becomes final.

ITEM 7. FINANCIAL STATEMENTS

The response to this item is included as a separate exhibit to this report.
Please see pages F-1 through F-16.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

On December 22, 2004, the Board of Directors of China Mobility Solutions, Inc. ("China Mobility") approved a change in auditors. The Board of Directors approved the dismissal of Clancy and Co., P.L.L.C. ("Clancy and Co., P.L.L.C.") as China Mobility's independent public accountants and the selection of Moen and Company as their replacement.

Clancy and Co., P.L.L.C.'s reports on the consolidated financial statements of China Mobility and its subsidiaries for the two most recent fiscal years ended December 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During China Mobility's two most recent fiscal years ended December 31, 2003 and 2002 and the subsequent interim period through December 22, 2004, there were no disagreements between China Mobility and Clancy and Co., P.L.L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Clancy and Co., P.L.L.C.'s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on China Mobility's consolidated financial statements for such years; and there were no reportable events as described in Item 304(a)(1)(iv) of Regulation S-K. China
Mobility provided Clancy and Co., P.L.L.C. with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of Clancy and Co., P.L.L.C.'s letter, dated January 4, 2005, stating its agreement with such statements.

In addition, during China Mobility's two most recent fiscal years ended December 31, 2003 and 2002 and the subsequent interim periods through December 22, 2004, China Mobility did not consult with Moen and Company with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on China Mobility's financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 8A. CONTROLS AND PROCEEDURES

The management of the company has evaluated the effectiveness of the issuer's disclosure controls and procedures as of December 31, 2004 (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.

There were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation of such, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

(a)     The following table furnishes the information concerning Company directors and officers as of the date of this report. The directors of the Registrant are elected every year  and serve until their successors are elected and qualify.

Name	Age	Title	Term
Xiao-qing Du	34	President and Director	Annual
Ernest Cheung	54	Director and Secretary	Annual

The following table sets forth the portion of their time the directors devote to the Company:

Ernest Cheung	20%
Angela Du	100%

The term of office for each director is one (1) year, or until his/her successor is elected at the Company annual meeting and is qualified. The term of office for each of the officers is at the pleasure of the Board of Directors.

(b)     Identification of Certain Significant Employees.

Strategic matters and critical decisions are handled by Company directors and executive officers: Xiao-qing Du and Ernest Cheung. Day-to-day management is delegated to Xiao-qing (Angela) Du partly in China and partly in Canada and Xin Wei in China. Wei is an employee of the wholly-owned subsidiary, Infornet Investment Corp. Xin Wei occupies the position of President of the Chinese subsidiary on strategies, planning, business development.

(c)     Family Relationships. Xiao-qing Du and Xin Wei are husband and wife.

(d)     Business Experience.

The following is a brief account of the business experience during the past five years of each of the Company directors and executive officers, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Xiao-Qing (Angela) Du, President and Director, age 34.

She has been President and Director of our company from 2003 to date. She received a Bachelor of Science in International Finance in 1992 from East China Normal University. She received a Master of Science in Finance and Management Science in 1996 from the University of Saskatchewan Canada. She was Business Manager of China Machinery & Equipment I/E Corp. (CMEC) from 1992 to 1994. She is now President of Infornet Investment CORP., the Company's wholly owned subsidiary in Canada since 1997. She was President of China Mobility from 1997 to 1999. She ran the operations in China of the DNS and web hosting business.

Ernest Cheung, Secretary and Director, age 54.

He has been Secretary of the company since May 1998. He received a B.A. in Math in 1973 from University of Waterloo Ontario. He received an MBA in Finance and Marketing from Queen's University, Ontario in 1975. From 1991 to 1993 he was Vice President of Midland Walwyn Capital, Inc. of Toronto, Canada, now known as Merrill Lynch Canada. From 1992 until 1995 he served as Vice President and Director of Tele Pacific International Communications Corp. He has also served as President for Richco Investors, Inc. since 1995. He has been a director of the Company since 1996. He is currently a Director of Agro International Holdings, Inc. since 1997, Spur Ventures, Inc. since 1997, Richco Investors, Inc. since 1995 and Drucker Industries, Inc. since 1997. In 2000, he became President and a Director of China NetTV Holdings, Inc. In 2002, he became a Director of The Link Group, Inc. (Formerly World Envirotech, Inc.).

Mr. Cheung is or has been an officer or director in the following public companies:

Name of Issuer	Symbol	Market	Position	From	To	Business
Agro International Holdings Inc.	AOH	CDNX	President	Jan-97	Current	Agriculture
China NetTV Holdings Inc.*	CTVH	OTCBB	President	May-00	2003	Set-Top Box Technology
Drucker, Inc.*	DKIN	OTCBB	Secretary	Apr-97	2003	Oil & Gas
ITI World Investment Group Inc.	IWI.A	CDNX		Jun-98	Current	Beverage Distribution
NetNation Communications Inc.	NNCI	Nasdaq Small Cap.		Apr-99	Current	Domain Name Registration
Richco Investors Inc.	YRU.A	CDNX	President	May-95	Current	Financial, Management, Capital Market Services
Spur Ventures Inc.	SVU	CDNX		Mar-97	Current	Fertilizer
The Link Group Inc.*	LNKG	OTCBB	Secretary	Dec-01	Current	Internet Surveillance
China Mobility Solutions, Inc.*	CHMS	OTCBB	Secretary	Mar-97	Current	China Internet
* Reporting Companies in US

He has held a Canadian Securities license but is currently inactive. He has been a Director and Secretary of Registrant since January 1997.

(e)     Committees of the Board of Directors

The Board of Directors does not have a nominating committee. Therefore, the selection of persons or election to the Board of Directors was neither independently made nor negotiated at arm's length.

Compensation Committee. The Company established a Compensation Committee on October 5, 1999, which consists of two directors, Angela Du and Ernest Cheung. The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of directors and officers, determining the total compensation of its officers and directors.

Audit Committee. On August 31, 1999, the Board of Directors established an Audit Committee, which consists of two directors, Angela Du and Ernest Cheung. The Audit Committee will be charged with recommending the engagement of independent accountants to audit Company financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of Company management and independent accountants pertaining to its financial statements and performing other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

Qualified Financial Expert. Ernest Cheung is a qualified financial expert as a chartered accountant and an MBA with twenty years' experience in public companies.

(f)     Resolution of conflicts of interest

As mentioned earlier, some officers and directors will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of Company business conflict with the demands of their other business and investment activities. Such conflict may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place which would allow Company officers or directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

Code of Ethics. The Company has not adopted a Code of Ethics.

ITEM 10. EXECUTIVE COMPENSATION

(a)     Officers' Compensation

Compensation paid by the Company for all services provided up to December 31, 2004, (1) to each of the executive officers and (2) to all officers as a group.

SUMMARY COMPENSATION TABLE OF EXECUTIVES
Cash Compensation					Security Grants
Name and Principal Position	Year	Salary	Bonus	Annual Compensation	Restricted Stock Options	Securities, Underlying Options/SARs (#) (SHARES)	Long Term Compensation / Options	LTIP Payments	All other Compensation
Xiao-qing Du,	2001	32,084	0	0	0	0	0	0	0
President of	2002	4,809 (CDN)	0	0	0	0	0	0	0
Infornet Subsidiary	2003	0	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0	330,000(2)

Ernest Cheung,	2001	0	0	24,000	0	0	0	0	0
Secretary	2002	0	0	24,000 (CAD)	0	0	0	0	0
	2003	0	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0	165,000(2)

Officers as a group	2001	32,084	0	24,000	0	0	0	0	0
	2002	4,809 (CAD)	0	24,000 (CAD)				0	0
	2003	0	0	0	0	0	0		0
	2004	0	0	0	0	0	0	0	495,000

(1) Ernest Cheung received 16,667 options to buy 16,667 shares at $3.90 per share, plus Richco Investors, Inc. of which Mr. Cheung is an officer and director, and Mr. Tsakok is an officer and director, received 128,333 units for services in structuring the private placement. Mr. Tsakok has resigned as an oficer and Director of the Company.

(2) Options at $.30 per share expiring August 1, 2007.

There have been no Option/SAR grants or exercises in the last fiscal year reportable under Reg. S-B, 402(c) or (d).

(b) Directors' Compensation

Directors who are also officers of China Mobility Solutions, Inc. receive no cash compensation for services as a director. However, the directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company has granted options to directors under its Stock Incentive Plan subsequently adopted.

SUMMARY COMPENSATION TABLE OF DIRECTORS (To December 31, 2003)
Cash Compensation					Security Grants
Name and Principal Position	Year	Annual Retainer Fees ($)	Meeting Fees ($)	Consulting Fees/Other Fees ($)	Number of Shares	Securities, Underlying Options/SARs (#) (SHARES)	LTIP Payments	All other Compensation
Xiao-qing Du,	2001	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0
	2003	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Ernest Cheung,	2001	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0
	2003	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Maurice Tsakok	2001	0	0	24,000 (CAD)	0	0	0	0
Director (1)	2002	0	0	24,000 (CAD)	0	0	0	0
(Resigned 2004)	2003	0	0	0	0	0		0
	2004	0	0	0	0	0	0	0

Directors as a group	2001			84,000(CAD)
	2002			54,000(CAD)
	2003
	2004

(1) On July 15, 2004, Maurice Tsakok resigned as the director of the Company.

* See Executive Compensation Table.

There have been no Option/SAR grants or exercises in the last fiscal year reportable under Reg. S-B, 402(c) or (d).

Termination of Employment and Change of Control Arrangements:

None.

Stock purchase options: (Note all of these options are subject to the 1 for 3 reverse split effectuated in 2004. This would reduce the options by a factor of 3 and increase the exercise price by a factor of 3.)

On November 12, 1999 the Company granted options to purchase shares at $1.30 per share to entities/persons who contributed to the Company in 1999, which are unexpired, as follows:

(a)     262,000 options to Gemsco Management Ltd., beneficially Maurice Tsakok, for designing and implementing the Company's corporate website, advising on technological matters, researching the technology sector and for services as a director;

(b)     262,000 options to Farmind Link Corp. for their role as advisor on strategic issues, technology market trends, and financial and capital market issues;

(c)     262,000 options to Sinhoy Management Ltd., beneficially Marc Hung, for their contributions to the general management of our company, investor relations, technological matters and for services as a director;

(d)     212,000 options to Lancaster Pacific Investment, Ltd. for their contributions in the areas of regulatory matters, Chinese market conditions and  strategies aimed at penetrating that market;

(e)     50,000 options to Ernest Cheung for services rendered as secretary and director;

(f)     20,000 options to Yonderiche International Consultants Ltd. for services rendered in matters regarding Chinese government policies and regulations; and

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than ten percent stockholders are required by regulation to furnish to the Company copies of all Section 16 forms they file. Disclosure is not contained herein regarding Section 16 filings.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

Section 13(d) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires persons who own more than 5% of a registered class of the its equity securities, to file Schedules of ownership and changes in ownership of Company equity securities with the Securities and Exchange Commission.

(a)     Beneficial owners of five percent (5%) or greater, of Company common stock: The following sets forth information with respect to ownership by holders of more than five percent (5%) of its common stock known by the Company based upon 15,826,670 shares outstanding at December 31, 2004, and in the event of exercise of all options for our stock.

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Interest	Percent of Class	If options exercised*
Common Stock	Xiao-qing Du Ste. 900-789 West Pender St. Vancouver, BC V6C 1H2	1,250,000 (2)(9)	7.9%	7.6%
Common Stock	Richco Investors, Inc. Ste. 830-789 West Pender St. Vancouver, BC V6C 1H2	1,137,999 (1)(3)(4)(7)	7.2%	6.9%
Common Stock	Ernest Cheung Ste. 830-789 West Pender St. Vancouver, BC V6C 1H2	1,446,333 (1)(3)(6)(7)(9)	9.1%	8.8%
Common Stock	Maurice Tsakok Ste. 830-789 West Pender St. Vancouver, BC V6C 1H2	1,225,333 (1)(3)(5)	7.7%	7.4%
Common Stock	QuickNet Partners #1859 New Century Office Tower Beijing China	2,040,000	12.9%	12.4%

Includes options exercisable within 30 days.

(b) The following sets forth information with respect to the Company common stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group, at December 31, 2004, and in the event of exercise of all options for our stock held by such listed holders and their affiliates or beneficial owners.

Title of Class	Name and Address	Amount of	Percent of Class	All warrants exercised**
	of Beneficial Owner	Beneficial Interest
Common Stock	Xiao-qing Du (Director) Ste. 900-789 West Pender St. Vancouver, B.C. V6C 1H2	1,250,000 (2)(8)	7.9%	7.6%
Common Stock	Ernest Cheung (Secretary & Director) (Including Richco Investors)	1,446,333 (1)(3)(4)(5)(6)(8)	9.1%	7.3%
Common Stock	Maurice Tsakok (Including Richco Investors)	1,225,333 (1)(3)(4)(5)(6)(8)	7.7%	6.2%
Total for officers and directors as a group		2,696,333	16.4	13.3

(1) Richco Investors, Inc., owns 1,137,999 shares after the reverse split. Messrs. Cheung and Tsakok are officers, directors and beneficial owners of Richco Investors Inc. For purposes of this table, the shares owned by Richco are deemed owned by Mr.Cheung and Mr. Tsakok, beneficially and individually. Mr. Cheung received 165,000 options in
2004.

(2) As an officer Ms. Du received 330,000 options in 2004.

(3) Ernest Cheung has 16,667 options (after the reverse split) to purchase shares at $3.90 and 165,000 options at $.30.

(4) Maurice Tsakok has 87,333 options after the reverse split to purchase shares at $3.90.

(5) Ernest Cheung is President of Development Fund II of Nova Scotia, Inc. which owns 63,333 common shares after the reverse split.

(6) Includes all shares of Richco Investors, Inc., Ernest Cheung, Maurice Tsakok, and Development Fund II of Nova Scotia since there is common control.

(7) Assumes exercise of all warrants and options within 60 days pursuant to Rule 13(d)3(d)(i).

(8) QuickNet Partners owns 2,040,000 common shares after the reverse split for the acquisition.

(9) XiaoQing Du owns 330,000 post reverse split options at the exercise price of $0.30; Ernest Cheung owns 165,000 post reverse split options at the exercise price of $0.30.

*If all warrants for units are exercised. **If all warrants and options for shares are exercised.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Options: In 2004, the Company's directors were granted 495,000 options to purchase shares at $0.30. All of the options are outstanding as of December 31, 2004. Angela Due received 330,000 options and Ernest Cheumg received 165,000 options.

ITEM 13. EXHIBITS

3.6	Articles of Amendment Incorporated by Reference as previously filed in an 8-K dated June 25, 2005
10.11	Share Purchase Agreement (Incorporated by reference) Previously filed 8K 12/24/01
10.1	Investment Banking Agreement (Incorporated by reference) Previously filed 8K 11/28/01
10.1	Share Exchange Agreement (Incorporated by reference) Previously filed 8K 10/03/01
3.2	Amended Bylaws (Incorporated by reference) Previously filed 8K 8/15/01
10.1	Letter of Intent (Incorporated by reference) Previously filed 8K 8/03/01
10.1	Assets Transfer Agreement (Incorporated by reference) Previously filed 8K 7/12/01
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

General. Clancy & Co., PLLC. ("C&C") is the Company's principal auditing accountant firm. The Company's Board of Directors has considered whether the provisions of audit services is compatible with maintaining C&C's independence.

Audit Fees. C&C billed the Company for the following professional services: audit of the annual financial statement of the Company for the fiscal year ended December 31, 2002 and quarterly review $31,230. C&C billed the Company $23,053 for the 2004 audit and 2004 quarterly reviews.

There were no audit related fees in 2003 or 2004. There were no tax fees in 2003 or 2004.

The Company's Board acts as the audit committee and had no "pre-approval policies and procedures" in effect for the auditors' engagement for the audit year 2003 and 2002.

All audit work was performed by the auditors' full time employees.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: February 17, 2006	CHINA MOBILITY SOLUTIONS, INC.
by:	/s/ Xiao-qing Du
Xiao-qing Du, President

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Xiao-qing Du	President, Director and Principal Accounting Officer	February 17, 2006
Xiao-qing Du

/s/ Ernest Cheung	Secretary, Director and Principal Financial Officer	February 17, 2006
Ernest Cheung

MOEN AND COMPANY
CHARTERED ACCOUNTANTS
Member:	Securities Commission Building
Canadian Institute of Chartered Accountants	PO Box 10129, Pacific Centre
Institute of Chartered Accountants of British Columbia	Suite 1400 - 701 West Georgia Street
Institute of Management Accountants (USA) (From 1965)
Vancouver, British Columbia
Registered with:	Canada V7Y 1C6
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)	Telephone: (604) 662-8899
Canada - British Columbia Public Practice Licence	Fax: (604) 662-8809
Email: moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
China Mobility Solutions, Inc.

We have audited the accompanying consolidated balance sheet of China Mobility Solutions, Inc. as of December 31, 2004, and the related consolidated statements of operations, retained earnings, cash flows and changes in stockholders' equity for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of China Mobility Solutions, Inc. as of December 31, 2003 were audited by other auditors whose report, dated April 23, 2004, expressed an unqualified opinion on those statements, except for an additional paragraph concerning going concern disclosure.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobility Solutions, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Moen and Company
"Moen and Company"
Vancouver, British Columbia, Canada
Chartered Accountants
April 6, 2005

CHINA MOBILITY SOLUTIONS, INC.
(formerly Xin Net Corp.)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
Stated in U.S. dollars

	2004	2003
	(Audited)	(Audited)
ASSETS

Current Assets
Cash and Cash Equivalents	$5,380,622	$3,303,591
Accounts receivable, net of allowance of $nil (2003: $58,678)	34,560	1,107
Prepaid Expenses and Other Current Assets	33,070	31,246
Amount due from related parties	18,322	-
Assets to be disposed of	-	2,533,838

Total Current Assets	5,466,574	5,869,782

Investment (Note 4)	1	253,524
Property and Equipment, Net (Note 5)	6,549	9,870
Goodwill	973,906	187,436

Total Assets	$6,447,030	$6,320,612

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Other Accrued Liabilities	$340,824	$141,542
Deferred Revenue	2,111,698	28,354
Liabilities to be disposed of	-	3,284,355
Security deposit from Sino-i.com Ltd.	-	2,416,200
Total Current Liabilities	2,452,522	5,870,451

Minority Interest	32,791	38,147

Stockholders' Equity
Common Stock : $0.001 Par Value
Authorized : 50,000,000 common shares
Issued and Outstanding : 15,826,670 common shares (2003: 13,786,670)
Par Value	15,827	13,787
Additional Paid In Capital	8,770,378	8,221,618
Accumulated Deficit	(4,640,956)	(7,659,628)
Accumulated Other Comprehensive Loss	(183,532)	(163,763)

Total Stockholders' Equity	3,961,717	412,014

Total Liabilities and Stockholders' Equity	$6,447,030	$6,320,612

(The accompanying notes are an integral part of these financial statements)

CHINA MOBILITY SOLUTIONS, INC.
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
Stated in U.S. dollars

	2004	2003
	(Audited)	(Audited)
Revenue
Mobile marketing services	$1,871,960	$-
Tuition fee	298,806	280,723
Total Revenue	2,170,766	280,723
Cost of revenue
Mobile marketing services	412,222	-
Tuition fees	61,013	134,340
	473,235	134,340

Gross profit	1,697,531	146,383

Expenses
Advertising and promotion	541,142	16,048
Consulting and professional	116,784	118,052
Depreciation	2,071	7,394
Foreign exchange loss (gain)	(24,029)	(14,032)
General and administrative	110,116	58,219
Rent	296,920	68,966
Salaries, wages and sub-contract	724,493	82,446
Impairment on marketable securities	172,250	-
Total Expenses	1,939,747	337,093

Operating Loss	(242,216)	(190,710)

Other Income and Expenses
Interest income	82,602	15,066
Other income	10,272	7,678
Equity loss in undistributed earnings of investee company	(81,273)	(66,076)
	11,601	(43,332)
Loss before minority interest and
discontinued operations	(230,615)	(234,042)

Minority interest	(28,157)	26,046

Loss from Continuing Operations	(258,772)	(207,996)

Discontinued operations
Loss from Assets held for sale	-	(322,987)
Gain on disposal of ISP operations	-	206,653
Gain on disposal of internet-related operations (Note 6)	3,319,098	-
Loss on disposal of business press operations (Note 7)	(41,292)	-
Income (loss) from discontinued operations (Note 7)	(362)	10,053
	3,277,444	(106,281)

Net Income (Loss) Available to Common Stockholders	$3,018,672	$(314,277)

Earnings (loss) per share attributable to common stockholders:
Earnings (loss) from continuing operations	$(0.02)	$(0.01)
Earnings (loss) from discontinued operations	0.22	(0.01)
Total basic and diluted	$0.20	$(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	14,856,834	13,786,670

(The accompanying notes are an integral part of these financial statements)

CHINA MOBILITY SOLUTIONS, INC.
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		Stated in U.S. dollars

			Capital Stock			Accumulated
			Additional			Other
	Common		Paid In		Accumulated	Comprehensive
	Shares	Par Value	Capital	Total	Deficit	Loss	Total

Balance, December 31, 2002	41,360,010	$41,360	$8,194,045	$8,235,405	$(7,345,351)	$(148,659)	$741,395

Net loss for year ended December 31, 2003					(314,277)		(314,277)

Foreign Currency Translation Adjustments						(15,104)	(15,104)

Balance, December 31, 2003	41,360,010	$41,360	$8,194,045	$8,235,405	$(7,659,628)	$(163,763)	$412,014

Issuance of common stock for
acquisition of Quicknet on June 23, 2004	6,120,000	6,120	544,680	550,800			550,800

Reverse stock split 3:1 on June 24, 2004	(31,653,340)	(31,653)	31,653	-			-

Net income for year ended December 31, 2004					3,018,672		3,018,672

Foreign Currency Translation Adjustments						(19,769)	(19,769)

Balance, December 31, 2004	15,826,670	$15,827	$8,770,378	$8,786,205	$(4,640,956)	$(183,532)	$3,961,717

(The accompanying notes are an integral part of these financial statements)

CHINA MOBILITY SOLUTIONS, INC.
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
Stated in U.S. dollars

	2004	2003
	(Audited)	(Audited)

Cash flows from operating activities
Net income (loss)	$3,018,672	$(314,277)
Less: loss from assets held for sale	-	322,987
Less: loss from discontinued operations	362	(10,053)
Adjustments to reconcile net loss to net cash
Provided by (Used in) operating activities
Depreciation and amortization	2,071	7,394
Foreign Currency Translation adjustments	(19,769)	(15,104)
Minority interest	28,157	(26,046)
Impairment on marketable securities	172,250	-
Gain on disposal of ISP operations	-	(206,653)
Gain on disposal of internet-related operations	(3,319,098)	-
Loss on disposal of business press operations	41,292	-
Equity loss of The Link Group, Inc.	81,273	66,076

Changes in assets and liabilities
(Increase) Decrease in accounts receivable	57,107	(1,107)
(Increase) Decrease in prepaid expenses and other current assets	9,174	(8,824)
Increase in amount due from related parties	(18,322)	-
Increase (Decrease) in accounts payable	(75,848)	32,498
Increase (Decrease) in deferred revenue	468,649	(9,371)
Increase in security deposits	-	2,416,200
Net cash provided by operating activities	445,970	2,253,720

Cash flows from investing activities
Purchases of property and equipment	-	(10,661)
Reduction in investment	-	1,266
Cash acquired from acquisition of Quicknet	1,477,355	-
Net cash flows provided by (used in) investing activities	1,477,355	(9,395)

Effect of exchange rate changes on cash	694	-

Net cash provided by continuing operations	1,924,019	2,244,325
Net cash provided by assets held for sale	152,381	98,751
Net cash provided by discontinued operations	631	3,382

Increase in cash and cash equivalents	2,077,031	2,346,458

Cash and cash equivalents - beginning of year	3,303,591	957,133

Cash and cash equivalents - end of year	$5,380,622	$3,303,591

Supplemental Information :
Cash paid for :
Interest	$69	$6,565
Income taxes	-	10,978

Non-cash investment :
Issuance of 6,120,000 common shares for the acquisition of Quicknet	$550,800	$-

(The accompanying notes are an integral part of these financial statements)

CHINA MOBILITY SOLUTIONS, INC.
(formerly China Mobility Solutions, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

China Mobility Solutions, Inc. ("the Company"), previously known as Xin Net Corp., was incorporated under the laws of the State of Florida on September 12, 1996, with an authorized capital of 50,000,000 shares of $0.001 par value common stock. The Company's principal business activities include providing mobile/wireless communication; in particular, Short Message Services ("SMS") and education and training courses for foreign students.

Prior to June 2003, the Company provided internet-related services, including domain name registration, web-hosting and other value-added services, such as e-commerce and advertising in several major cities in the Peoples Republic of China ("PRC"). Due to the lack of funding and high competition in the market, the Company signed an agreement to sell its internet-related services in the PRC (see Note 6 for details).

Summary of Significant Accounting Policies

Principles of consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as outlined in Note 2. All significant inter-company transactions and balances have been eliminated on consolidation.

Accounting method - The Company's financial statements are prepared using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company maintains Renminbi cash balances in banks of the People's Republic of China and U.S. Dollar cash balances in Canadian and Hong Kong banks, that are not insured. Revenues were derived in geographic locations outside the United States. The ELSA program of Windsor accounts for 53% of the total tuition fees and 7.3% of the total revenue of the Company. The SMS of Quicknet accounts for 86.2% of the total revenue of the Company.

Cash and cash equivalents - Cash equivalents consists of time deposits with original maturities of three months or less.

Investments - The Company determines the appropriate classification of  marketable debt and equity securities at the time of purchase and reevaluates  such designation as of each balance sheet date. All marketable debt securities are classified as held-to-maturity and are carried at amortized cost, which approximates fair value.

Accounts receivable and allowance for doubtful accounts - Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Reserves for returns are based on historical return rates and sales patterns. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate realization of these receivables.

Property and equipment - Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

Goodwill - Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets (tangible and intangible) acquired. Goodwill acquired has to be evaluated for impairment at the beginning of year 2002 and on an annual basis going forward according to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". The standard requires a two-step process to be performed to analyze whether or not goodwill has been impaired. Step one requires that the fair value be compared to book value. If the fair value is higher than the book value, no impairment is indicated and there is no need to perform the second step of the process. If the fair value is lower than the book value, step two must be evaluated. Step two requires a hypothetical purchase price allocation analysis to be done to reflect a current book value of goodwill. The current value is then compared to the carrying value of goodwill. If the current fair value is lower than the carrying value, an impairment must be recorded. Annually, the goodwill is tested for impairment in the fourth quarter.

Long-lived assets - The Company records impairment losses on long-lived assets used in operation when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Revenue recognition - The Company's revenues for 2004 consisted of revenues from SMS, education and training services. "All the mobile communication service is provided on a subscription basis. All the customers have to pay in advance a deposit for a one-year service to be provided. Revenue has been allocated over the service period." The accounting treatment is in accordance with S.E.C. Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectability is reasonably assured. If all of the above criteria have been met, revenues are principally recognized upon shipment of products or when services have been rendered. Revenues derived from SMS, education and training is recognized as the services are performed. Amounts received from customers in advance of revenue recognition are deferred and classified on the balance sheet as "deferred revenue."

The Company's revenues for 2003, which are included in discontinued operations, consisted of revenues from commercial printing. Revenues derived from commercial printing are recognized when the job has been completed and is delivered to the customer.

Cost recognition - Cost of service includes direct costs to produce products and provide services.

Deferred revenue and deferred cost - Deferred revenue for 2004 consists primarily of SMS ($2,105,165), education and training ($6,533) revenue received prior to the services being performed.

Deferred revenue for 2003, which is included as a component of "Liabilities to be disposed of" consists of prepaid domain name registration fees. End users receive certain elements of the Company's revenues over a period of time. As a result, the Company's revenue recognized represents the fair value of these elements over the product's life cycle. Deferred cost for 2003, which is included as a component of "Assets to be disposed of" consists of amounts paid to various registrars for domain name registration fees and are deferred on the same basis as revenue.

Capitalized software costs - The Company accounts for the development cost of software intended for sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." SFAS No. 86 requires product development costs to be charged to expense as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined viable for its intended use.

Accordingly, the Company did not capitalize any development costs during the period. Total costs expensed during the periods presented were approximately $55,577 for 2004 and $250,000 for 2003.

Advertising costs - Advertising costs are expensed as incurred. Total advertising costs charged to operations amounted to $538,949 for 2004 and $16,822 for 2003. Total advertising costs included in discontinued operations amounted to $2,193 for 2004 and $155,075 for 2003.

Income taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Foreign currency translations - The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Fair value of financial instruments - For certain of the Company's financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and other accrued liabilities, and deferred revenues, the carrying amounts approximate fair value due to their short maturities.

Business segment information - The Company discloses information about its reportable segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are geographic areas. The accounting policies of the operating segments are the same as those for the Company.

Earnings per share - Basic earnings or loss per share are based on the weighted average number of common shares outstanding. Diluted earnings or loss per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings/loss per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Convertible securities that could potentially dilute basic earnings per share in the future such as options and warrants are not included in the computation of diluted earnings per share because to do so would be antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

Stock-based compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No.123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, amending FASB No. 123, and "Accounting for Stock-Based Compensation". This statement amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends APB Opinion No. 28 "Interim Financial
Reporting" to require disclosure about those effects in interim financial information. The Company adopts the disclosure provisions and the amendment to APB No. 28 effective for interim periods beginning after December 15, 2002.

Had compensation expense for the Company's stock-based compensation plans been determined under FAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share would have been reflected as follows at December 31:

	2004	2003
Net income (loss)
As reported	$3,018,672	$(314,277)
Stock-based employee compensation cost, net tax	(267,300)	(122,758)
Pro-forma	$2,751,372	$(437,035)
Loss per share
As reported	$0.20	$(0.02)
Pro-forma	$0.19	$(0.03)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	3.65%
Expected life of options in years	1 to 3 years
Expected volatility	184%
Dividend per share	$0.00

Comprehensive income - The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company includes items of other comprehensive loss by their nature, such as foreign currency translation adjustments, in a financial statement and displays the accumulated balance of other comprehensive loss separately from accumulated deficit in the equity section of the balance sheet. The Company discloses total comprehensive loss, its components and accumulated balances on its statement of stockholders' equity.

Capital structure - The Company discloses its capital structure in accordance with SFAS No. 129, "Disclosure of Information about Capital Structure," which established standards for disclosing information about an entity's capital structure.

 Related party transactions - A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. (See Note 12)

Fair value of financial instruments - For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, amount due from related parties, accounts payable and accrued  liabilities, and deferred revenue, the carrying amounts approximate fair value due to their short maturities.

Reclassification of Prior Period - Certain prior period amounts have been reclassified to conform to the current year presentation. These changes had no effect on previously reported results of operations or total stockholders' equity.

Recent Accounting Pronouncements - The Financial Accounting Standards issued the following pronouncements during 2004, none of which are expected to have a significant affect on the financial statements:

In March 2004, the EITF reached final consensus on EITF 03-6 which provides additional guidance to determine whether a security is a participating security and therefore subject to the two-class method under SFAS 128. The guidance in EITF 03-6 clarifies the notion of what constitutes a participating security, and is effective for fiscal periods (interim or annual) beginning after March 31, 2004. EITF 03-06 provides guidance in applying the two-class method of calculating earnings per share for companies that have issued securities other than common stock that contractually entitle the holder to participate in any dividends declared and earnings of the company. The opinion defines what constitutes a participating security and how to apply the two-class method of calculating earnings per share to those securities. In addition, the consensus in EITF 03-6 nullifies the guidance in EITF Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share", and requires the use of the two-class method to compute basic EPS by companies with participating convertible securities. The adoption did not have an impact on our calculation of earnings per share.

In April 2004, the EITF reached consensus on EITF Issue No. 03-6, "Participating Securities and the Two Class Method under FASB Statement No. 128" ("EITF 03-6"). EITF 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in the dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and requires retroactive restatement of prior earning per share amounts. This statement does not affect the Company.

In June 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF Issue No. 02-14 are effective for the reporting period beginning after September 15, 2004. The Company is in the process of determining the effect, if any, of the adoption of EITF Issue No. 02-14 will have on the Company's financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after November 23, 2004. The
Company does not believe the adoption of SFAS No. 151 will have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123R). SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in
SFAS 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." SFAS 123R is effective for interim reporting period that begins after June 15, 2005. The Company is in the process of determining the effect of the adoption of SFAS 123R will have on its financial position, results of operations, or cash flows.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67," which discusses the accounting and reporting of real estate time-sharing transactions. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, and restatement of previously issued financial statements is not permitted. This statement does not affect the Company.

The Company completed the evaluation of EITF 00-21 "Revenue Arrangements with Multiple Deliverables" in year 2004. Implementation of EITF 00-21 does not have any impact on the financial position and results of operations of the Company.

The Company also completed the evaluation of FIN46 "Consolidation of Variable Interest Entities" in year 2004. Implementation of FIN46 does not have any impact on the financial position and results of operations of the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting  for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and provided an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance--that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, applied prospectively. This statement does not affect the Company.

NOTE 2 - SUBSIDIARIES

The Company's wholly-owned subsidiaries are as follows:

(1) Infornet Investment Limited (a Hong Kong corporation) ("Infornet HK") is a telecommunication and management network company providing financial resources and expertise in telecommunication projects. This subsidiary was originally incorporated as Micro Express Limited and was acquired at no cost. The name was changed to Infornet Investment Limited on July 18, 1997.

(2) Infornet Investment Corp., (a Canadian corporation) ("Infornet Canada") is engaged in a similar line of business as that of the Company. The Company issued 5,000,000 shares of common stock to acquire this subsidiary for a total value of $65, representing organizational costs and filing fees.

(3) Xinbiz (HK) Limited (a Hong Kong corporation) ("Xinbiz Ltd.") and Xinbiz Corp. (a British Virgin Islands corporation) ("Xinbiz Corp."). Both subsidiaries were inactive during 2004 and 2003.

(4) Windsor Education Academy Inc., (a Canadian Corporation) ("Windsor") is engaged in providing English as a secondary language ("ESL") training program to foreign students.

NOTE 3 - ACQUISITION OF QUICKNET

On June 23, 2004, the Company completed the acquisition of a 49% equity interest from the shareholders of Beijing Quicknet Technology Development Corp. ("Quicknet"), located in Beijing, China. Quicknet is engaged in the development of software for mobile/wireless communication, in particular, that for Short Message Services ("SMS"). The 49% equity interest was made through the issuance of 6,120,000 shares of common stock of the Company at a deemed price of $0.50 per share (2,040,000 post-reverse split at a market price of $0.27 per share for a total of $550,800). Due to the restrictions on foreign ownership of telecommunication companies in China, an additional 2% of the equity interest of Quicknet is held by a local China company(“Chinaco”) owned by two senior officers of the Company who have Chinese citizenship. This 2% interest will be transferred to the Company through a purchase agreement signed with Chinaco in August 2005 (the “Purchase Agreement”) for a nominal amount of consideration at such time as Chinese law permits and Chinaco has granted an unconditional, irrevocable proxy without time limit to the Company. Through this arrangement, the Company directly and indirectly owns and controls 51% equity interest in QuickNet. Under the August 2005 Purchase Agreement, the Company has an option to acquire the remaining 49% equity interest in Quicknet within the first year from the closing date for $4,000,000. The Company has another option to acquire this remaining 49% equity interest in Quicknet within the second year from the closing date for $5,000,000. As a general rule, the Company can pay these amounts by 50% in shares of the common stock of the Company and 50% in cash. The final percentage of shares versus cash can be negotiated between both parties.

Quicknet's financial information is incorporated into the consolidation of the Company effective June 30, 2004, as the transactions that occurred between the period from June 23, 2004 to June 30, 2004 were immaterial.

The value assigned to assets and liabilities acquired can be summarized as follows:

Cash and short term investments	$1,477,355
Accounts receivables	90,560
Prepaid expenses	10,998
Fixed assets, net	846,782
Goodwill	(275,130)
Accounts payables and accrued liabilities	(1,614,695)
Fair value of consideration	- 2,040,000
common shares @ $0.27 per share	$550,800

The following pro forma information is based on the assumption that the acquisition took place as of beginning of the period (January 1, 2004), with comparative information for the immediately preceding period as though the acquisition had been completed at the beginning of that period:

	2004	2003

Net sales	$3,191,010	$502,035

Net income (loss)	$3,258,277	$(594,293)

Basic and diluted earnings (loss) per share	$0.22	$(0.04)

NOTE 4 - INVESTMENT IN THE LINK GROUP, INC. ("LINK")

Pursuant to a Share Exchange Agreement dated December 20, 2001, the Company paid $200,000 cash for 3,882,700 shares of The Link Group, Inc. ("Link").

Pursuant to a Subscription Agreement dated January 18, 2002, the Company paid $600,300 in a private placement of Link for 14,500,000 (pre-reverse one for four split) common shares at $0.0414 per share, as well as 10,875,000 special warrants convertible into 10,875,000 post-reverse one for four split common shares on or before January 31, 2004 at no additional consideration. The Company exercised the 10,875,000 special warrants on March 12, 2002. An option to purchase an additional 7,500,000 post-reverse one for four split common shares at $0.04 per share, or $300,000, until February 15, 2002, was also granted to the Company, which was not exercised.

By an agreement dated January 21, 2002, Link agreed to purchase all of the outstanding shares of Protectserve Pacific Ltd. ("PSP") through the issuance of 37,500,000 (post-reverse one for four split) common shares. Link has the right to buy back its shares at $0.001 per share from these individuals if PSP's after tax profit is less than Hong Kong $9 million dollars ("HKD") for the twelve months ending December 31, 2002. The buy back formula is for every HKD $333,333 that PSP falls short of the HKD $9 million after tax profit, Link can buy back one million (post-reverse one for four split) common shares from these individuals.

On February 18, 2002, the shareholders of Link approved the reverse split of the issued and outstanding common shares of Link at the ratio of one for four, thereby making the Company's total Link shares held equal to 15,370,675 shares, representing 28.8% of the total issued and outstanding shares of Link. On October 14, 2002, Link cancelled 8,300,000 outstanding common shares as part of the consideration of the disposition of its subsidiary company and thereafter the Company's holding in Link correspondingly increases to 34.1%. On March 28, 2003, Link issued 3,000,000 common shares and cancelled 14,000,000 common shares and thereafter the Company's holding in Link correspondingly changed to 24.8%.
On August 5, 2003, Link cancelled 22,200,000 shares pursuant to a repurchase agreement and thereafter the Company's holding in Link correspondingly increased to 38.6%. On October 17, 2003, Link issued 36,000,000 shares for the acquisition of New Unicorn Holdings Ltd. and thereafter the Company's holding in Link correspondingly decreased to 20.26%.

The Company accounts for its investment in Link on the equity basis, which is carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses. As of December 31, 2004, the investee company's financial statements were not sufficiently timely for the Company to apply the equity method currently and Link's shares were ceased trading over nine months. Therefore, the Management of the Company recorded an impairment of $172,250 on these shares and left a nominal value of $1 for this investment to Link.

	2004	2003
Original cost of 15,370,675 shares of The Link Group, Inc.	$800,300	$800,300
Equity in undistributed earnings of investee company	(628,049)	(628,049)
Investment - at equity	172,251	$172,251

Impairment on marketable securities	$1

NOTE 5 - PROPERTY AND EQUIPMENT

	December 31,
	2004	2003
Equipment	$24,832	$24,832
Library	9,554	9,554
Furniture	9,975	9,975
Total	$44,361	$44,361
Less: Accumlated depreciation	(37,812)	(34,491)
Net book value	$6,549	$9,870

Depreciation charged to continuing operations amounted to $2,071 for 2004 and $7,394 for 2003. Depreciation included in discontinued operations amounted to $397 for 2003 and $746 for 2003.

NOTE 6 - DISCONTINUED OPERATIONS - INTERNET-RELATED SERVICES

On February 26, 2003, the Company entered into an agreement to sell the internet-related services provided in China to a subsidiary company of Sino-i.com Ltd., the latter a company listed on the Hong Kong Stock Exchange, for total consideration of RMB 20 million (approximately US$2,415,800). The transaction is subject to shareholders approval. Pursuant to Florida law, the Company was required to obtain shareholder approval for the sale of all or substantially all of the assets for a Florida corporation. However, if the assets do not represent all or substantially all of the business, the Board of directors can approve it without shareholder approval, which it did by written consent. Because there has been no operations or cash flows consolidated in the financial statements since 2001, the Company has eliminated this component from its ongoing operations and it does not have any significant continuing involvement in the operations of the component.

The gain on disposal of the internet-related business, together with the related assets and liabilities disposed of, is as follows:

Sales proceeds	$2,415,800
Less: Current assets	(1,992,665)
Capital asets	(442,820)
Current liabilities	3,338,783
Gain on disposal of internet-related business	$3,319,098

The results of the discontinued internet-related services for year 2004 and 2003 are as follows:

	2004	2003
Revenue	$-	$2,372,554
Operating costs	-	(2,695,541)
Net profit (loss)	$-	$(322,987)

NOTE 7 - DISPOSAL OF DAWA BUSINESS GROUP INC. ("DAWA")

On June 30, 2004, the Company entered into a Share Exchange Agreement (the "2004 Share Exchange Agreement") with Windsor Education Academy Inc. ("Windsor"), Dawa
Business Group Inc. ("Dawa") and 1041571 B.C. Ltd. ("1041571") whereby the Company exchanged 102 shares, or 51%, of the issued and outstanding common stock of Dawa to 1041571 in consideration for 98 shares, or 49%, of the issued and outstanding common stock of Windsor.

The Company first acquired the 102 shares of common stock of D wa pursuant to a prior Share Exchange Agreement, dated July 3, 2003, (the "2003 Share Exchange Agreement") between the Company, Windsor, Dawa and 1041571 whereby the Company exchanged 98 shares, or 49%, of the issued and outstanding common stock of Windsor to 1041571 in consideration for 102 shares, or 51%, of the issued and outstanding common stock of Dawa. Prior to the 2003 Share Exchange Agreement, Windsor was a wholly owned subsidiary of the Company.

At the close of the 2004 Share Exchange Agreement, the Company became the beneficial owner of all of the issued and outstanding stock of Windsor and the Company ceased to own any of the common stock of Dawa. The 2004 Share Exchange Agreement did not involve any cash consideration.

The loss on disposal of Dawa, together with the related assets and liabilities disposed of, is as follows:

Sales proceeds	$26,862
Less: Current assets	(61,987)
Fixed assets	(1,617)
Goodwill	(60,312)
Other assets	(145)
Current liabilities	55,907
Loss on disposal of Dawa	$(41,292)

The result of Dawa operations for the six months ended June 30, 2004 and the pro forma results of operations for the six months ended June 30, 2003, which are shown for comparison purposes assuming the Company acquired Dawa as of January 1, 2003, are as follows:

	2004	2003
Revenue	$213,205	$149,338
Operating costs	(213,567)	(145,149)
Net profit (loss)	$(362)	$3,189

NOTE 8 - INCOME TAXES

There are no current or deferred tax expenses for the years ended December 31, 2004 and 2003, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

	2004	2003
Deferred tax assets	$512,349	$424,366
Valuation allowance	$(512,349)	(424,366)
Net deferred tax assets	$-	$-

The net change in the valuation allowance are principally the result of net operating loss carryforwards. The Company has available net operating loss carryforwards of approximately $1,506,909 for tax purposes to offset future taxable income, which expire through 2024. All of the net operating loss carryforwards were generated by the parent company. The Company does not file a consolidated tax return because all of its subsidiaries are foreign corporations. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period. A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Statutory federal income tax rate	-34.0%	-34.0%
Valuation allowance	34.0%	34.0%
Effective income tax rate	0.0%	0.0%

NOTE 9 - SEGMENTS AND GEOGRAPHIC DATA

The Company's reportable segments are geographic areas and two operating segments, the latter comprised of mobile communication and ESL education. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.

A. By geographic areas	China	Canada	Other	Total

For the year ended December 31, 2004

Revenue from continuing operations	$1,871,960	$298,806	$-	$2,170,766
Operating profit (loss)	55,906	(22,060)	(276,062)	(242,216)
Total assets	6,362,416	75,925	8,689	6,447,030
Depreciation	-	1,906	165	2,071
Interest income	82,588	14	-	82,602
Gain from discontinued operations	3,277,444	-	-	3,277,444
Equity loss in undistributed earnings of investee company	-	-	(81,273)	(81,273)
Investment in equity method investee	-	-	1	1

For the year ended December 31, 2003

Revenue from continuing operations	$-	$280,723	$-	$280,723
Operating profit (loss)	(2,395)	(110,325)	(77,990)	(190,710)
Total assets	5,675,109	151,474	494,029	6,320,612
Depreciation	-	6,680	714	7,394
Interest income	15,049	12	5	15,066
Loss from discontinued operations	(106,281)	-	-	(106,281)
Equity loss in undistributed earnings of investee company	-	-	(66,076)	(66,076)
Investment in equity method investee	-	-	253,524	253,524

B. By operating segments	Mobile communications	ESL education	Other	Total

For the year ended December 31, 2004

Revenue from external customers	$1,871,960	$298,806	$-	$2,170,766
Intersegment revenue	-	-	-	-
Interest revenue	82,588	14	-	82,602
Interest expense - - 69 69
Depreciation - 1,710 361 2,071
Segment operation profit (loss) 57,964 (11,230) (288,950) (242,216)
Segment assets 6,351,943 73,823 21,264 6,447,030

For the year ended December 31, 2003

Revenue from external customers $ - $ 280,723 $ - $ 280,723
Intersegment revenue	-	-	-	-
Interest revenue	-	12	15,054	15,066
Interest expense	-	-	6,565	6,565
Depreciation	-	6,451	943	7,394
Segment operation profit (loss)	-	(63,208)	(127,502)	(190,710)
Segment assets	-	46,439	6,274,173	6,320,612

NOTE 10 - COMMON STOCK, STOCK OPTIONS AND WARRANTS

Common Stock

On June 24, 2004, the Company carried out a 3 for 1 reverse stock-split. Figures of prior periods have been retroactively restated to reflect the effect of the reverse stock-split.

Stock Options

The Company granted 2,136,000 incentive stock options on November 12, 1999 to certain directors, officers, employees and consultants of the Company who contributed services to the Company. These stock options were expired on November 12, 2004. On July 23, 2004, the Company granted incentive stock options for 1,155,000 shares at a price of $0.30 per share exercisable up to August 1, 2007, to five directors. All the options were vested immediately. (See Note 12)

Options outstanding at December 31, 2004 were 1,155,000 with option price of $0.30. No options were canceled, forfeited, or exercised during 2004. 2,136,000 stock options with an exercise price of $1.30 were expired during the year. The weighted average exercise price of the options outstanding and exercisable is $0.30 and the weighted average remaining contractual life is 2.6 years.

Warrants

On April 1, 2003, the Company extended its outstanding 5,884,990 (1,961,663 post-reverse split) Series "A" Share Purchase Warrants as follows:

(i) the exercise price of the Series "A" Share Purchase Warrants is adjusted to $0.50 ($1.50 post-reverse split) each and their term is extended to March 31, 2005: (Subsequently expired)
(ii) upon exercise of one Series "A" Share Purchase Warrants at $0.50 ($1.50 post-reverse split), the holder will receive one common share of the company and one Series "B" Share Purchase Warrant; and (iii) the exercise price of the Series "B" Share Purchase Warrants is adjusted to $0.75 ($2.25 post-reverse split) each and their term is extended to March 31, 2006;
(iv) upon exercise of one Series "B" Share Purchase Warrant at $0.75 ($2.25 post-reverse split), the holder will receive one common share of the Company.

As of December 31, 2004, there were 5,884,990 and 10 Series "A" and Series "B" warrants outstanding respectively.

NOTE 11 - COMMITMENTS

Operating leases - The Company leases office space under various operating leases expiring through May 2005. Total rent expense charged to operations during 2004 and 2003 was $155,734 and $74,196, respectively. Future minimum rental commitments are (approximately) as follows: (2005: $123,624)

NOTE 12 - RELATED PARTY TRANSACTIONS

Options - The Company's five directors were granted 1,155,000 options to purchase shares at $0.30. All of the options are outstanding as of December 31, 2004.

Warrants - Richco Investors Inc. has 1,085,000 "A" warrants to purchase shares of common stock and has 1,085,000 "B" warrants to purchase shares of common stock. The Company's former President has 80,000 "A" warrants to purchase shares of common stock and has 80,000 "B" warrants to purchase shares of common stock. Another entity controlled by one of the directors of this Company has 190,000 "A" warrants and 190,000 "B" warrants. All of the warrants are outstanding as of December 31, 2004, and subsequently expired (see Note 10).

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the quarterly period ended September 30, 2005

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from _______ to _______

CHINA MOBILITY SOLUTIONS, INC.
(Exact name of small business issuer as specified in its charter)

XIN NET CORP.
(Former name of registrant)

Florida	330-751560
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

#900 - 789 West Pender Street, Vancouver, B.C., Canada V6C 1H2
(Address of principal executive offices)

(604) 632-9638
(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Number of shares of common stock outstanding as of September 30, 2005: 20,011,670

INDEX TO FORM 10-QSB

PART I

Item 1. Financial Statements

  Consolidated Balance Sheet- September 30, 2005 (unaudited)

  Consolidated Statements of Operations - Three Months and Nine Months Ended September 30, 2005 and 2004 (unaudited)

   Consolidated Statements of Stockholders’ Equity

           Consolidated Statements of Deficit

       Consolidated Statements of Cash Flows - Nine Months Ended September 30, 2005 and 2004 (unaudited)

   Notes to Consolidated Financial Statements (unaudited)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Item 4. Controls and Procedures

PART II

Item 1. Legal Proceedings

Item 2. Changes in Securities

Item 3. Defaults Upon Senior Securities

Item 4. Submission of Matters to a Vote of Security Holders

Item 5. Other Information

Item 6. Exhibits and Reports on Form 8-K
Page No. 4 5 6 7 8 9 15-17 17 18 20 20 21 21 21 21

ITEM 1.FINANCIAL STATEMENTS.

The financial statements have been adjusted with all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading.

For financial information, please see the financial statements and the notes thereto, attached hereto and incorporated herein by this reference.

The financial statements have been prepared by China Mobility Solutions, Inc., a Florida corporation (the “Company”), without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2004, included in the Company's Form 10-KSB.

Cautionary and Forward Looking Statements

In addition to statements of historical fact, this Form 10-QSB contains forward-looking statements. The presentation of future aspects of the Company found in these statements is subject to a number of risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," or "could" or the negative variations thereof or comparable terminology are intended to identify forward-looking statements.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause the Company's actual results to be materially different from any future results expressed or implied in those statements. Important facts that could prevent the Company from achieving any stated goals include, but are not limited to, the following:

Some of these risks might include, but are not limited to, the following:

(a) volatility or decline of the Company's stock price;

(b) potential fluctuation in quarterly results;

(c) failure of the Company to earn revenues or profits;

(d)	inadequate capital to continue or expand its business, inability to raise additional capital or financing to implement its business plans;

(e) failure to commercialize its technology or to make sales;

(f) rapid and significant changes in markets;

(g) litigation with or legal claims and allegations by outside parties;

(h)  insufficient revenues to cover operating costs.

There is no assurance that the Company will be profitable, the Company may not be able to successfully develop, manage or market its products and services, the Company may not be able to attract or retain qualified executives and technology personnel, the Company's products and services may become obsolete, government regulation may hinder the Company's business, additional dilution in outstanding stock ownership may be incurred due to the issuance of more shares, warrants and stock options, or the exercise of warrants and stock options, and other risks inherent in the Company's businesses.

The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-QSB and Annual Report on Form 10-KSB filed by the Company in 2004 and any Current Reports on Form 8-K filed by the Company.

CHINA MOBILITY SOLUTIONS, INC. AND SUBSIDIARIES
(formerly Xin Net Corp.)
CONSOLIDATED BALANCE SHEETS
September 30, 2005 and December 31, 2004
(Unaudited)

Stated in U.S. dollars	2005	2004
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and Cash Equivalents	$7,634,523	$5,380,622
Accounts receivable	6,204	34,560
Prepaid Expenses and Other Current Assets	348,373	33,070
Amount due from related parties	21,531	18,322

Total Current Assets	8,010,631	5,466,574

Investment	1	1
Property and Equipment, Net	6,988	6,549
Goodwill	4,802,520	973,906

Total Assets	$12,820,140	$6,447,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Other Accrued Liabilities	$2,338,873	$340,824
Deferred Revenue	2,474,458	2,111,698
Convertible Debentures (Note 4)	3,350,000	-
Amount due to related parties	500	-

Total Current Liabilities	8,163,831	2,452,522

Minority Interest	-	32,791

Commitments and Contingencies	-	-

Stockholders' Equity
Common Stock : $0.001 Par Value
Authorized : 50,000,000
Issued and Outstanding : 20,011,670 (2004: 15,826,670)	20,012	15,827
Additional Paid In Capital	17,389,963	8,770,378
Subscription Receivable	(140,000)	-
Accumulated Deficit	(12,417,064)	(4,640,956)
Accumulated Other Comprehensive Loss	(196,602)	(183,532)

Total Stockholders' Equity	4,656,309	3,961,717

Total Liabilities and Stockholders' Equity	$12,820,140	$6,447,030

(The accompanying notes are an integral part of these consolidated financial statements)

China Mobility Solutions, Inc.
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months and nine months ended September 30, 2005 AND 2004
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Stated in U.S. dollars	2005	2004	2005	2004

Revenue
Mobile marketing services	$1,190,328	$888,082	$3,376,829	$888,082
Tuition fee	53,100	95,383	160,408	218,298
	1,243,428	983,465	3,537,237	1,106,380
Cost of revenue
Mobile marketing services	368,552	236,229	903,022	236,229
Tuition fee	16,596	15,268	43,614	43,641
	385,148	251,497	946,636	279,870

Gross profit	858,280	731,968	2,590,601	826,510

Expenses
Advertising and promotion	253,970	273,696	663,402	280,471
Commission	359,500	-	359,500	-
Consulting and professional	186,736	17,463	214,421	56,800
Depreciation	765	2,255	1,933	3,890
Fair value of warrants issued	6,891,470	-	6,891,470	-
Foreign exchange gain	(97,536)	(17,219)	(92,942)	(8,801)
General and administrative	223,239	1,682	280,132	59,761
Investor relations	87,825	-	175,650	-
Rent	224,421	124,499	554,370	150,060
Salaries, wages and sub-contract	344,797	307,532	1,034,949	379,198
Stock-based compensation	126,000	-	126,000	-
Website development	-	-	80,000	-
	8,601,187	709,908	10,288,885	921,379

Operating Income (Loss)	(7,742,907)	22,060	(7,698,284)	(94,869)

Other Income and Expenses
Interest income	24,211	30,290	60,625	59,846
Other income	1	9	20	1,470
Equity loss	-	-	-	(81,273)
	24,212	30,299	60,645	(19,957)
Income (Loss) before minority interest and
discontinued operations	(7,718,695)	52,359	(7,637,639)	(114,826)

Minority interest	(6,141)	-	(138,469)	4,634

Income (Loss) from Continuing Operations	(7,724,836)	52,359	(7,776,108)	(110,192)

Discontinued operations
Loss from discontinued business press operations	-	-	-	(41,654)

Net Income (Loss) Available to Common Stockholders	$(7,724,836)	$52,359	$(7,776,108)	$(151,846)

Earnings (loss) per share attributable to common stockholders:
Earnings (loss) from continuing operations	$(0.43)	$0.00	$(0.46)	$(0.01)
Earnings (loss) from discontinued operations	0.00	0.00	0.00	-0.00
Total basic and diluted	$(0.43)	$0.00	$(0.46)	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	17,929,279	15,826,670	16,996,285	14,531,196

(The accompanying notes are an integral part of these consolidated financial statements)

CHINA MOBILITY SOLUTIONS, INC. AND SUBSIDIARIES
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
for the nine months ended September 30, 2005 and December 31, 2004
(Unaudited)

						Accumulated
		Stock	Additional			Other
	Common	Amount At	Paid In	Subscription	Accumulated	Comprehensive
Stated in U.S. dollars	Shares	Par Value	Capital	Receivable	Deficit	Loss	Total

Balance, December 31, 2003	41,360,010	$41,360	$8,194,045	$-	$(7,659,628)	$(163,763)	$412,014

Issuance of common stock for
acquisition of Quicknet on June 23, 2004	6,120,000	6,120	544,680				550,800

Reverse stock split 3:1 on June 24, 2004	(31,653,340)	(31,653)	31,653				-

Net income for the year ended December
31, 2004					3,018,672		3,018,672

Foreign currency translation adjustments						(19,769)	(19,769)

Balance, December 31, 2004	15,826,670	$15,827	$8,770,378		$(4,640,956)	$(183,532)	$3,961,717

Issuance of common stock for cash on
exercised of stock options on February
24, 2005 @$0.30	495,000	495	148,005				148,500

Issuance of common stock for services
rendered	600,000	600	350,700				351,300

Issuance of common stock for cash on
exercised of stock options on September
1, 2005 @$0.40	500,000	500	199,500				200,000

Issuance of common stock for cash on
exercised of stock options on September
1, 2005 @$0.35	2,590,000	2,590	903,910				906,500

Stock-based compensation			126,000				126,000

Fair value of Series 'C' warrants issued			3,254,305				3,254,305

Fair value of Series 'D' warrants issued			3,637,165				3,637,165

Subscription receivable upon the
exercise of stock options on September
1, 2005 @$0.35				(140,000)			(140,000)

Net loss for the nine months ended
September 30, 2005					(7,776,108)		(7,776,108)

Foreign currency translation adjustments						(13,070)	(13,070)

Balance, September 30, 2005	20,011,670	$20,012	$17,389,963	$(140,000)	$(12,417,064)	$(196,602)	$4,656,309

(The accompanying notes are an integral part of these consolidated financial statements)

CHINA MOBILITY SOLUTIONS, INC. AND SUBSIDIARIES
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2005 AND 2004
(Unaudited)

Stated in U.S. dollars	2005	2004

Cash flows from operating activities
Net loss	$(7,776,108)	$(151,846)
Less: loss from discontinued operations	-	41,654
Adjustments to reconcile net loss to net cash
Provided by (Used in) operating activities
Depreciation and amortization	1,933	3,890
Stock-based compensation	126,000	-
Fair value of warrants issued	6,891,470	-
Translation adjustments	(13,070)	(5,600)
Minority interest	138,469	(4,634)
Non-cash operating expenses	191,650	-
Equity loss	-	81,273
Changes in assets and liabilities
(Increase)Decrease in accounts receivable	28,356	139,688
(Increase)Decrease in prepaid expenses and other current assets	(139,680)	10,509
Increase in amount due from (to) related parties	(2,709)	(102,416)
Decrease in accounts payable	1,982,049	(155,851)
Increase in deferred revenue	362,760	311,974
Increase in liabilities to be disposed of	-	137,926
Net cash provided by (used in) operating activities	1,791,120	306,567

Cash flows from investing activities
Cash transferred in from acquisition of Quicknet	-	1,477,355
Purchases of remaining interest of Quicknet	(4,000,000)	-
Purchases of property and equipment	(2,346)	(1,727)
Net cash flows provided by financing activities	(4,002,346)	1,475,628

Cash flows from financing activities
Issuance of common stock for cash	1,115,000	-
Issuance of convertible debentures for cash	3,350,000	-
Net cash flows provided by financing activities	4,465,000	-

Effect of exchange rate changes on cash	127	(1,052)

Net cash provided by continuing operations	2,253,901	1,781,143

Net cash provided by (used in) discontinued operations	-	(10,656)

Increase in cash and cash equivalents	2,253,901	1,770,487

Cash and cash equivalents - beginning of period	5,380,622	3,303,677

Cash and cash equivalents - end of period	$7,634,523	$5,074,164

Supplemental Information :
Cash paid for :
Interest	$2	$-
Income taxes	-	-

Non-cash investment :
Issuance of 2,040,000 common shares for the acquisition of Quicknet	$-	$1,224,000
Issuance of 600,000 common shares for services rendered	351,300	-

(The accompanying notes are an integral part of these consolidated financial statements)

CHINA MOBILITY SOLUTIONS, INC. AND SUBSIDIARIES
(formerly Xin Net Corp.)
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months and nine months ended September 30, 2005 AND 2004
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Stated in U.S. dollars	2005	2004	2005	2004

Deficit, Beginning of period	$(4,692,228)	$(7,863,833)	$(4,640,956)	$(7,659,628)

Net Income (Loss) Available to	(7,724,836)	52,359	(7,776,108)	(151,846)
Common Stockholders

Deficit, End of period	$(12,417,064)	$(7,811,474)	$(12,417,064)	$(7,811,474)

CHINA MOBILITY SOLUTIONS, INC.

(Previously known as Xin Net Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
( Unaudited )

1. Basis of Presentation
The accompanying unaudited financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. However, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2004 included in its Annual Report on Form 10-KSB.

The unaudited condensed consolidated financial statements include China Mobility Solutions, Inc. and its subsidiaries. All inter-company transactions and accounts have been eliminated.

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or stockholders’ equity.

2. Significant Accounting Policies

(i) Accounting for convertible securities with beneficial conversion features

According to Emerging Issue Task Force (“EITF”) Issue 98-5, the beneficial conversion features embedded in convertible securities should be valued at the issue date. Embedded beneficial conversion features should be recognized and measured as follows:

(a) Allocate a portion of the proceeds equal to the intrinsic value of the embedded beneficial conversion feature to additional paid-in-capital. The intrinsic value is calculated as the difference between the conversion price and the fair value of the common stock or other securities into which the security can be converted at the date when the investors have committed to purchase the convertible securities based on the terms specified, multiplied by the number of shares into which the security can be converted.

(b) If the intrinsic value of the beneficial conversion feature is greater than the proceeds from the sale of the convertible instrument, the discount assigned to the beneficial conversion feature should not exceed the amount of the proceeds allocated to the convertible instruments. A discount, if any, is amortized beginning on the security’s issuance date to the earliest conversion date.

3. Property and Equipment

	September 30,	December 31,
	2005	2004

Equipment	$26,964	$24,832
Library	9,554	9,554
Furniture	10,187	9,975
Total	46,705	44,361
Less : Accumlated depreciation	(39,717)	(37,812)
Net book figures	$6,988	$6,549

The depreciation expenses charged to continuing operations for the three-month and nine-month periods ended September 30, 2005 were $765 and $1,933 respectively.

4. Acquisition of the remaining 49% ownership of Beijing Quicknet Telecommunication Corp. Ltd. (“Quicknet”)

On September 30, 2005, the Company acquired the remaining 49% of ownership of Quicknet through exercising its option under the original acquisition agreement. The Company has to pay US$2,000,000 (paid) by September 30, 2005 and another US$2,000,000 by December 31, 2005, which is included as part of the accounts payable as of September 30, 2005.

The value assigned to assets and liabilities acquired can be summarized as follows:

Cash and short term investments	$1,356,834
Accounts receivables	1,626
Goodwill	3,973,646
Accounts payables and accrued liabilities	(134,452)
Unearned revenue	(1,197,654)
Cash paid and payable	$4,000,000

5. Convertible debentures

On August 15, 2005, the Company completed an offering of 134 units ("Units") for $3,350,000. Each Unit was sold for $25,000, consisting of $25,000 principal amount of senior convertible debentures (the "Debentures"), and one Series “C” Warrant and one Series “D” Warrants. The Debentures are initially convertible at $0.35 per share for 71,429 shares of common stock of the Company; maturing on August 15, 2006 and accruing interest at a rate of not less than 6% per annum equal to the sum of 2% per annum plus the one-month London Inter-Bank Offer Rate (LIBOR). The Debentures are subject to redemption at 125% of the principal amount plus accrued interest commencing six months after the effective date (the "Effective Date") of the registration statement. The registration statement has not been approved by the regulatory authority.

Each Unit also includes: (i) Series “C” Warrants exercisable at $0.44 per share to purchase 71,429 shares of Common Stock of the Company for two years from the Effective Date, but no later than February 15, 2008; and (ii) Series “D” Warrants exercisable at $0.52 per share to purchase 71,429 shares of Common Stock for three years from the Effective Date, but no later than February 15, 2009. The Series “C” and Series “D” Warrants are subject to redemption by the Company at $0.001 per Warrant at any time commencing six months and twelve months, respectively, from the Effective Date, provided the average closing bid price of the common stock of the Company equals or exceeds 175% of the respective exercise prices for 20 consecutive trading days.

The Company incurred $335,000 as the 10% sales commission of the aggregate purchase price, $100,500 as the 3% non-accountable expenses of the agent, $16,750 for the agent's out-of-pocket expenses and $120,609 for legal fees. All of them have been recorded as expenses for the current quarter.

As of September 30, 2005, interest payable of $24,416 has been recorded as part of the accounts payable.

6. Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The following table sets forth the computations of shares and net loss used in the calculation of basic and diluted loss per share for the three-month and nine-month periods ended September 30, 2005 and 2004:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Income (Loss) from continuing operations	$(7,724,836)	$52,359	$(7,776,108)	$(110,192)
Income (Loss) from discontinued operations	-	-	-	(41,654)
Net income (loss) for the period	(7,724,836)	52,359	(7,776,108)	(151,846)

Weighted-average number of shares outstanding	17,929,279	15,826,670	16,996,285	14,531,196

Effective of dilutive securities :
Dilutive options - $0.30	-	-	-	-
Dilutive warrants Series "B" - $2.25	-	-	-	-
Dilutive warrants Series "C" - $0.44	-	-	-	-
Dilutive warrants Series "D" - $0.52	-	-	-	-
Dilutive potential common shares	-	-	-	-

Adjusted weighted-average shares and	17,929,279	15,826,670	16,996,285	14,531,196
assumed conversions

Basic income (loss) per share attributable to common shareholders :
Income (loss) from continuing operations	$(0.43)	$0.00	$(0.46)	$(0.01)
Income (loss) from discontinued operations	0.00	0.00	0.00	-0.00
Total basic income (loss) per share	$(0.43)	$0.00	$(0.46)	$(0.01)

Diluted income (loss) per share attributable to common shareholders :
Income (loss) from continuing operations	$(0.43)	$0.00	$(0.46)	$(0.01)
Income (loss) from discontinued operations	0.00	0.00	0.00	-0.00
Total diluted income (loss) per share	$(0.43)	$0.00	$(0.46)	$(0.01)

The effect of outstanding options and warrants was not included as the effect would be antidilutive.
On June 24, 2004, the Company carried out a 3 for 1 reverse stock-split. Figures of prior periods have been retroactively restated to reflect the effect of the reverse stock-split.

7. Share Capital

During the quarter ended June 30, 2005, the Company issued 600,000 shares of its common stock at a fair value of $351,300 to a company for one year investor relations services until March 2006. As of September 30, 2005, $175,650 was recorded as prepaid expenses and $175,650 was recorded as investor relations expense.

During the quarter ended September 30, 2005, the Company has increased its authorized share capital from 50,000,000 to 500,000,000 shares of common stock with a par value of $0.001 per share.

Conversion Feature of the convertible debenture

According to EITF 98-5, the intrinsic value of the conversion feature of the convertible debenture is $1,052,863. The whole amount has been recorded as interest expenses in the statement of operations as the debentures are convertible at any time during the specified periods and an increase in additional paid-in-capital on balance sheet.

8. Share Purchase Warrants

5,884,990 Series “A” Warrants were expired during the nine-month period ended September 30, 2005.

During the quarter ended September 30, 2005, the Company issued 134 Series “C” Warrants. Each Series “C” Warrant entitles the holder to purchase 71,429 shares of common stock of the Company at $0.44 per share for two years from the Effective Date, but no later than February 15, 2008. The Company also issued 134 Series “D” Warrants. Each Series “D” Warrant entitles the holder to purchase 71,429 shares of common stock of the Company at $0.52 per share for three years from the Effective Date, but no later than February 15, 2009. The Series “C” and “D” Warrants are subject to redemption by the Company at $0.001 per Warrant at any time commencing six months and twelve months, respectively, from the Effective Date, provided the average closing bid price of the common stock of the Company equals or exceeds 175% of the respective exercise prices for 20 consecutive trading days.

As of September 30, 2005, 10 Series “B” warrants were outstanding which entitle the holders to purchase a common share of the Company at $2.25 each on or before March 31, 2006. 134 Series “C” warrants were outstanding which entitle the holders to purchase 71,429 common shares of the Company at $0.44 each within two years from the Effective Date but no later than February 15, 2008. 134 Series “D” warrants were outstanding which entitle the holders to purchase 71,429 common shares of the Company at $0.52 each within three years from the Effective Date but no later than February 15, 2009.

The fair value of the Series “C” warrants issued was estimated at $24,286 each by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, expected volatility of 141%, risk-free interest rates of 3.14%, and expected lives of two years.

The fair value of the Series “D” warrants issued was estimated at $27,143 each by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, expected volatility of 158%, risk-free interest rates of 3.26%, and expected lives of three years.

9. Stock Options

On February 24, 2005, 495,000 stock options at $0.30 each were exercised.

On September 1, 2005, the Company granted 3,090,000 stock options to consultants and employees with an exercise price of $0.35 each and $0.40 each for 2,590,000 and 500,000 stock options, respectively, expiring on September 1, 2015. These stock options were all exercised on the date of grant.

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company’s stock-based compensation plans been determined under FAS No. 123, based on the fair market value at the grant dates, the Company’s pro forma net loss and pro forma net loss per share would have been reflected as follows at September 30:

	2005	2004

Net loss
As reported	$(7,776,108)	$(151,846)
Stock-based employee compensation cost, net of tax	(301,600)	-
Proforma	$(8,077,708)	$(151,846)

Loss per share
As reported	$(0.46)	$(0.01)
Proforma	$(0.48)	$(0.01)

The fair values of the options grant during the nine-month period ended September 30, 2005, were from $0.13 to $0.14 each and were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption used for those options granted during the nine-month period ended September 30, 2005: dividend yield of 0%, expected volatility of 132%, risk-free interest rate of 2.78%, and an expected life of 1 year.

Options outstanding at September 30, 2005 were 660,000 with option price of $0.30 each. No options were canceled or forfeited during the nine-month period ended September 30, 2005. The weighted average remaining contractual life is 1.81 years.

10. Related Party Transactions

During the three-month and nine-month periods ended September 30, 2005, the Company paid $9,182 and $19,571 to a director and an officer as wages and benefits.

As of September 30, 2005, the Company has an amount of $21,531 due from a company with a common director without interest or specific terms of repayment.

As of September 30, 2005, the Company has an amount of $500 due to a director of the Company for expenses advanced on behalf of the Company. The amount is non-interest bearing and is repayable on demand.

11. Segment and Geographic Data

The Company’s reportable segments are geographic areas and two operating segments, the latter comprised of mobile communication and ESL education. Summarized financial information concerning the Company’s reportable segments is shown in the following table. The “Other” column includes corporate related items, and, as it relates to segment profit (loss), income and expenses not allocated to reportable segments.

A. By geographic areas	China	Canada	Other	Total

Three months ended September 30, 2005

Revenue from continuing operations	$1,190,328	$53,100	$-	$1,243,428
Operating income (loss)	89,897	465	(7,833,269)	(7,742,907)
Total assets	9,984,876	128,825	2,706,439	12,820,140
Depreciation	-	765	-	765
Interest income	24,202	9	-	24,211
Income from discontinued operations	-	-	-	-
Investment in equity method investee	-	-	1	1

Three months ended September 30, 2004

Revenue from continuing operations	$888,082	$95,383	$-	$983,465
Operating income (loss)	(35,478)	68,768	(11,230)	22,060
Total assets	9,214,140	145,885	172,468	9,532,493
Depreciation	1,419	794	42	2,255
Interest income	30,282	8	-	30,290
Income from discontinued operations	-	-	-	-
Investment in equity method investee	-	-	172,251	172,251

A. By geographic areas	China	Canada	Other	Total

Nine months ended September 30, 2005

Revenue from continuing operations	$3,376,829	$160,408	$-	$3,537,237
Operating income (loss)	351,823	(28,237)	(8,021,870)	(7,698,284)
Total assets	9,984,876	128,825	2,706,439	12,820,140
Depreciation	-	1,925	8	1,933
Interest income	60,605	20	-	60,625
Income from discontinued operations	-	-	-	-
Investment in equity method investee	-	-	1	1

Nine months ended September 30, 2004

Revenue from continuing operations	$888,082	$218,298	$-	$1,106,380
Operating loss	(34,781)	(17,354)	(42,734)	(94,869)
Total assets	9,214,140	145,885	172,468	9,532,493
Depreciation	1,419	2,347	124	3,890
Interest income	59,838	8	-	59,846
Income from discontinued operations	-	(41,654)	-	(41,654)
Investment in equity method investee	-	-	172,251	172,251

B. By operating segments	Mobile communications	ESL education	Other	Total

For the three months ended September 30, 2005
Revenue from external customers	$1,190,328	$53,100	$-	$1,243,428
Intersegment revenue	-	-	-	-
Interest revenue	5,310	9	18,892	24,211
Interest expense	-	-	1,077,275	1,077,275
Depreciation	-	569	196	765
Segment operation profit (loss)	7,221	7,697	(7,757,825)	(7,742,907)
Segment assets	2,772,366	111,022	9,936,752	12,820,140

For the three months ended September 30, 2004
Revenue from external customers	$888,082	$95,383	$-	$983,465
Intersegment revenue	-	-	-	-
Interest revenue	6,711	4	23,575	30,290
Interest expense	-	-	-	-
Depreciation	1,419	746	90	2,255
Segment operation profit (loss)	(34,078)	38,032	18,106	22,060
Segment assets	1,887,804	124,528	7,520,161	9,532,493

B. By operating segments	Mobile communications	ESL education	Other	Total

For the nine months ended September 30, 2005
Revenue from external customers	$3,376,829	$160,408	$-	$3,537,237
Intersegment revenue	-	-	-	-
Interest revenue	14,280	20	46,325	60,625
Interest expense	-	-	1,077,277	1,077,277
Depreciation	-	1,646	287	1,933
Segment operation profit (loss)	268,309	21,288	(7,987,881)	(7,698,284)
Segment assets	2,772,366	111,022	9,936,752	12,820,140

For the nine months ended September 30, 2004
Revenue from external customers	$888,082	$218,298	$-	$1,106,380
Intersegment revenue	-	-	-	-
Interest revenue	6,711	8	53,127	59,846
Interest expense	-	-	-	-
Depreciation	1,419	2,204	267	3,890
Segment operation profit (loss)	(34,078)	(5,268)	(55,523)	(94,869)
Segment assets	1,887,804	124,528	7,520,161	9,532,493

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information presented here should be read in conjunction with China Mobility Solutions, Inc.'s consolidated financial statements and related notes. In addition to historical information, the following discussion and other parts of this document contain certain forward-looking information. When used in this discussion, the words "believes," "anticipate," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond the Company's control. The Company does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are also urged to carefully review and consider the Company's discussions regarding the various factors, which affect its business, included in this section and elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, intangible and long-lived assets, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2005 AS COMPARED TO THE QUARTER ENDED SEPTEMBER 30, 2004

Revenues. The Company had revenues of $1,243,428 in the third quarter of 2005 compared to $983,465 in the third quarter of 2004 in the form of net sales of Mobile marketing services (Quicknet) of $1,190,328 and education courses (Windsor) of $53,100. The Company incurred operating expenses of $8,601,187 in the third quarter of 2005 compared to operating expenses of $709,908 in the third quarter of 2004. The Company had an operating loss of $7,742,907 in the third quarter of 2005, and a net loss of $1,886,229 compared to an operating income of $7,724,836 and a net income of $52,359 in the third quarter in 2004. The huge difference is mainly caused by the “fair value of warrants issued” totaled at $6,891,470.

Business Segments

During the quarter, the Company had revenues in two segments:
Mobile marketing services	$1,190,328
Windsor - ESL Education	$53,100
The cost of revenue in each segment was:
Mobile marketing services	$368,552
Windsor	$16,596
The gross profit from each of the business segments was:
Mobile	$821,776
Windsor	$36,504
$858,280

Note: Quicknet is the operating subsidiary in China which provides mobile solutions such as mobile marketing services by cell phone advertisement to enterprises in China. On September 30, 2005, the Company acquired the remaining 49% of ownership of Quicknet through exercising its option under the original acquisition agreement.

Net Income/Loss per share: The per share loss for the third quarter of 2005 was $0.43, and the per share earnings for the third quarter of 2004 was $0.00

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 COMPARED TO THE SAME PERIOD ENDED SEPTEMBER 30, 2004

The Company had revenues of U.S$3,537,237 in the period ended September 30, 2005, compared to U.S$1,106,380 in the same period in 2004. The Company had a cost of revenue of $946,636 in the period in 2005 compared to $279,870 in the same period in 2004. The revenue has been deferred into 12 months period which is the service period according to the US GAAP. The Company incurred expenses of $10,288,885 in the nine month period in 2005 and $921,379 in expenses in the period in 2004. The expenses in the nine month period in 2005 includes US$1,052,863 of intrinsic value of the conversion feature of the convertible debenture (see Note 7 of the financial statements for details), a 10% sales commission equal to $335,000, a 3% non-accountable expense allowance of $100,500 which is related to a convertible debenture completed on Aug.15, 2005, a US$126,000 stock-based compensation and a U$6,891,470 “fair value of warrants issued”. Net cash provided by operating activities is US$1,791,120 in the nine month period in 2005 compared to US$306,567 in the same period in 2004. The operating (loss) in the periods in 2005 and 2004 were ($7,698,284) and ($94,869) respectively, after interest income of $60,625 and $59,846 in 2005 and 2004, respectively, and adjustment for minority interests (in QuickNet in 2005), the Company had a loss from continuing operation in the period in 2005 of ($7,776,108) and in 2004 of ($151,846). The net loss per share was $0.43 in the period in 2005 compared to ($0.01) in the period in 2004.

The Company expects the trend of losses to continue at about the same rate in the succeeding periods.

Business Segment Revenue

During the nine month period in 2005, the Company had revenues in two segments:
Mobile marketing services	$3,376,829
Windsor - ESL Education	$160,408
The gross profit from each of the business segments was:
Mobile marketing services	$2,473,807
Windsor - ESL Education	$116,794

Changes in Financial Condition:

At the end of the third quarter of 2005, Company had assets of $12,820,140 compared to $6,447,030 at year-end 2004. The current assets totaled $8,010,631 at the end of the third quarter of 2005 compared to $5,466,574 at 2004 year-end. Total current liabilities at the end of the third quarter of 2005 were $8,163,831 compared to $2,452,522 at 2004 year-end. At September 30, 2005 the Company had $ 7,634,523 in cash compared to $5,380,622 at year-end 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash capital of $7,634,523 at the quarter ended September 30, 2005. The Company has no other capital resources other than the ability to use its common stock to achieve additional capital raising. Other than cash capital, its other assets would be illiquid.

At the quarter ended September 30, 2005 it had $8,010,631 in current assets and current liabilities of $8,163,831.

The cash capital at the end of the period of $7,634,523 will be used to fund continuing operations.

Net cash flows provided by operating activities increased to $1,791,120 for the quarter ended September 30, 2005.
On September 30, 2005, the Company acquired the remaining 49% of Quicknet that it did not own, and paid US$2,000,000 on September 30, 2005. Another US$2,000,000 will be paid before December 31, 2005, which is included as part of the accounts payable as of September 30, 2005. The Company raised US$1,115,000 through issuing common stock and US$3,350,000 through issuing convertible debentures during the quarter ended September 30, 2005.

Need for Additional Financing:

The Company believes it has sufficient capital to meet its short-term cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. However, if losses occur it may have to seek loans or equity placements to cover longer term cash needs to continue operations and expansion.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses.

If future revenue declines, or operations are unprofitable, it will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The Company has no specific management ability, or financial resources or plans to enter any other business as of this date.

From the aspect of whether it can continue toward the business goal of maintaining and expanding the businesses in Canada and grow the new business of mobile marketing services in China, it may use all of its available capital without generating a profit.

The effects of inflation have not had a material impact on its operation, nor is it expected to in the immediate future.

Market Risk:

The Company does not hold any derivatives or investments that are subject to market risk. The carrying values of any financial instruments, approximate fair value as of those dates because of the relatively short-term maturity of these instruments which eliminates any potential market risk associated with such instruments.

Future Trends:

For the Education Services side, we have operated for over two years now, the competition is very fierce in the market. The Canadian government has tightened its budget on English training for new immigrants, which lead to a termination of government funding for Windsor, and this change had negative effects to the revenue of Windsor Education Academy.

The Company has experienced growth in revenues in its Quicknet services, and it anticipates future growth in revenues although China must always be viewed as a highly competitive market where profitability may be difficult to achieve or sustain.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any material risk with respect to changes in foreign commodities prices or interest rates. We do not believe that we have any other relevant market risk with respect to the categories intended to be discussed in this item of this report.

Concentrations and Risks

During 2005, about 78 % of the Company's assets were located in China and 22% of the Company's assets were located in Canada. In addition, 96% of the Company’s revenues were derived from customers in China and 4% of the Company’s revenues were derived from customers in Canada.

In 2005 and 2004, the Company did not derive revenue from any one customer for more than 10% of its total revenue.

ITEM 4. CONTROLS AND PROCEDURES

Quarterly Evaluation of Controls

As of the end of the period covered by this quarterly report on Form 10-QSB, we evaluated the effectiveness of the design and operation of (i) our disclosure controls and procedures ("Disclosure Controls"), and (ii) our internal control over financial reporting ("Internal Controls"). This evaluation ("Evaluation") was performed by our Chief Executive Officer and Principal Accounting Officer, Angela Du, ("CEO") and Ernest Cheung, our Principal Financial Officer ("CFO"). In this section, we present the conclusions of our CEO and CFO based on and as of the date of the Evaluation, (i) with respect to the effectiveness of our Disclosure Controls, and (ii) with respect to any change in our Internal Controls that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our Internal Controls.

CEO and CFO Certifications

Attached to this quarterly report, as Exhibits 31.1 and 31.2, are certain certifications of the CEO and CFO, which are required in accordance with the Exchange Act and the Commission's rules implementing such section (the "Rule 13a-14(a)/15d-14(a) Certifications"). This section of the quarterly report contains the information concerning the Evaluation referred to in the Rule 13a-14(a)/15d-14(a) Certifications. This information should be read in conjunction with the Rule 13a-14(a)/15d-14(a) Certifications for a more complete understanding of the topic presented.

Disclosure Controls and Internal Controls

Disclosure Controls are procedures designed with the objective of ensuring that information required to be disclosed in our reports filed with the Commission under the Exchange Act, such as this quarterly report, is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the applicable report is being prepared. Internal Controls, on the other hand, are procedures which are designed with the objective of providing reasonable assurance that (i) our transactions are properly authorized, (ii) the Company's assets are safeguarded against unauthorized or improper use, and (iii) our transactions are properly recorded and reported, all to permit the preparation of complete and accurate financial statements in conformity with accounting principals generally accepted in the United States.

Limitations on the Effectiveness of Controls

Our management does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well developed and operated, can provide only reasonable, but not absolute assurance that the objectives of the control system are met. Further, the design of the control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances so of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision -making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of a system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or because the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Evaluation

The CEO and CFO's evaluation of our Disclosure Controls and Internal Controls included a review of the controls' (i) objectives, (ii) design, (iii) implementation, and (iv) the effect of the controls on the information generated for use in this quarterly report. In the course of the Evaluation, the CEO and CFO sought to identify data errors, control problems, acts of fraud, and they sought to confirm that appropriate corrective action, including process improvements, was being undertaken. This type of evaluation is done on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our quarterly reports on Form 10-QSB and annual reports on Form 10-KSB. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls, and to make modifications if and as necessary. Our external auditors also review Internal Controls in connection with their audit and review activities. Our intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (including improvements and corrections) as conditions warrant.

Among other matters, we sought in our Evaluation to determine whether there were any significant deficiencies or material weaknesses in our Internal Controls, other than as identified and discussed below for the quarter ended March 31, 2005, which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information, or whether we had identified any acts of fraud, whether or not material, involving management or other employees who have a significant role in our Internal Controls. This information was important for both the Evaluation, generally, and because the Rule 13a-14(a)/15d-14(a) Certifications, Item 5, require that the CEO and CFO disclose that information to our Board (audit committee), and to our independent auditors, and to report on related matters in this section of the quarterly report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions". These are control issues that could have significant adverse affect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce, to a relatively low level, the risk that misstatement cause by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employee in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Evaluation, and in each case, if a problem was identified; we considered what revisions, improvements and/or corrections to make in accordance with our ongoing procedures.

Conclusions

Based upon the Evaluation, our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives. Our CEO and CFO have concluded that our disclosure controls and procedures are effective at that reasonable assurance level to ensure that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective at that assurance level to provide reasonable assurance that our financial statements are fairly presented inconformity with accounting principals generally accepted in the United States. The foregoing statement, however, is subject to our earlier determination that that there were material weaknesses in our disclosure controls in our operations in China, that needed to be addresses by management, as follows.

We are in the process of implementing changes to our internal controls over financial reporting identified in connection with the Company’s evaluation of such controls as of the end of the period ended March 31, 2005. The changes which we are in the process of implementing could materially affect or are reasonably likely to materially affect those controls. These changes included corrective action taken with regard to the material weakness identified in the Company's Form 10-QSB for the period ended March 31, 2005.

The Company has implemented document control procedures for its subsidiary QuickNet in its manual. These include:

A.	Expenditure controls/approvals and documentation by Board Committee for the subsidiary in China, Beijing Quicknet; and

B.  Subscription accounting and tracking for its subsidiary in China, Beijing QuickNet.

The Company is still working on implementing such changes to our internal controls and procedures based on the model framework created by the Committee of Sponsoring Organizations of the Treadway Commission (or "COSO") and plans to finish such revisions by December 31, 2005.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

On February 7, 2005, we were sued by Sino-I Technology Limited for $88,270 for breach of warranty and a claim under a guaranty. Our counsel is vigorously defending this action.

No director, officer or affiliate of ours, and no owner of record or beneficial owner of more than 5.0% of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

Item 2. Changes in Securities

We raised $3,350,000 in a private placement of our securities, on a "best efforts, all or none" basis (the "Offering") of 134 units (the "Units"). The Offering was for $2 million with an over-subscription of up to $1,350,000. Each Unit was sold for $25,000, consisting of $25,000 principal amount of senior convertible debentures (the "Debentures"), and Class A Warrants and Class B Warrants, to purchase shares of common stock, $0.001 par value (the "Common Stock"). The Debentures are initially convertible at $.35 per share for 71,429 shares of Common Stock; mature on August 15, 2006 and accrue interest at a rate of not less than 6% per annum equal to the sum of 2% per annum plus the one-month London Inter-Bank Offer Rate (LIBOR). The Debentures are subject to redemption at 125% of the principal amount plus accrued interest commencing six months after the effective date (the "Effective Date") of the registration statement concerning the securities sold in the Offering.

In addition, if for the 12 months ending August 15, 2006, the Company issues or sells any shares of Common Stock or any equity or equity equivalent securities (collectively, "Common Stock Equivalents") for a per share consideration less than the Conversion Price on the date of such issuance or sale (a "Dilutive Issuance"), then the Conversion Price shall be adjusted so as to equal the value of the consideration received or receivable by us (on a per share basis) for the additional shares of Common Stock or Common Stock Equivalents so issued. The same provision applies to the warrants ending on their Expiration Date.

Each Unit also includes: (i) Class A Warrants exercisable at $.44 per share to purchase 71,429 shares of Common Stock for two years from the Effective Date, but no later than February 15, 2008; and (ii) Class B Warrants exercisable at $.52 per share to purchase 71,429 shares of Common Stock for three years from the Effective Date, but no later than February 15, 2009. The Class A and Class B Warrants are subject to redemption by the us at any time commencing six months and twelve months, respectively, from the Effective Date; provided the average closing bid price of the Common Stock equals or exceeds 175% of the respective exercise prices for 20 consecutive trading days.

If any Event of Default occurs and at any time thereafter, the principal amount, all accrued but unpaid interest on, and all other amounts payable under this Debenture may be declared, and upon such declaration shall become, immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. An Event of Default includes: failure to pay principal or interest when due; dissolution; an act of bankruptcy; foreclosures; certain judgments; failure to perform any agreement contained in the Debenture and related transaction agreements; default on other indebtedness; breach of any representation or warranty made in this transaction.

If payment of the outstanding principal amount of the Debenture, together with accrued unpaid interest thereon at the applicable rate of interest is not made by such Accelerated Maturity Date (any date prior to the Maturity Date), interest shall accrue (including from and after the date of the entry of judgment in favor of the Holder in an action to collect the Debenture) at an annual rate equal to the lesser of twelve percent (12%) or the maximum rate of interest permitted by applicable law.

Upon an Event of Default the Holder may (i) sue in equity or at law, or both, (ii) enforce payment of the Debenture, or (iii) enforce any other legal or equitable right of the holder of the Debenture.

Pursuant to the Registration Rights Agreements entered into between the Company and the investors, the Company agreed to file the registration statement covering the resale of all shares underlying the Debentures and Warrants no later than September 15, 2005. If such registration statement was not filed by September 15, 2005, or declared effective within 90 days following the filing of such registration statement, and/or certain other events occur, the Company shall pay to each investor liquidated damages equal to 2% of the purchase price per month up to an aggregate of 16% of the purchase price.

The Closing occurred on August 15, 2005, and we received total gross proceeds of $3,350,000 and net proceeds of approximately $2,866,000, after deducting fees payable to the placement agent and expenses of the Offering. These fees included a 10% sales commission equal to $335,000, a 3% non-accountable expense allowance of $100,500 (less $25,000 that was already paid as a non-refundable advance), as well as other transaction and legal expenses payable by the Registrant.

The net proceeds received in the Offering will be used to support the growth of our fixed assets and sales support offices, to launch our next four mobile business solutions: Office Automation Solutions, Mobile Banking, Mobile Tax Services, and SMS-based Services for Police, to open approximately 15 small sales support offices throughout China and to identify, analyze and finalize opportunities for the acquisition of other mobile solution companies in China intended to deliver respective synergistic benefits. Other remaining proceeds from this Offering will be used for research and development, and for working capital and general corporate uses. Included in this amount is $250,000 to develop an investor relations/public relations program.

The Units were offered to certain institutional and other accredited investors without registration under the Securities Act, or state securities laws, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws.

In addition to the financing described above, on November 3, 2005, we adopted a 2006 Non-Qualified Employee Stock Compensation Plan and filed a Registration Statement on Form S-8 with the Commission in connection therewith, which registered 2,000,000 shares of common stock for awards and 2,000,000 shares of common stock for issuance upon exercise of underlying stock options. To date, none of the shares of common stock have been awarded and issued by the Compensation Committee.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

We held our Annual Meeting of Shareholders on July 1, 2005, and the following actions were passed by a majority vote of our outstanding shareholders entitled to vote thereat: (a) We elected two directors to hold office until the next annual meeting of shareholders and qualification of their respective successors; (b) the appointment of Moen and Company, as Independent Accountants for the annual period ending December 31, 2004, was ratified; (c) the number of authorized shares of common stock was increased to 500 million shares; and (d) the 2005 Stock Option Plan was adopted.

Item 5. Other Information

None.

Item 6. Exhibits and Reports on Form 8-K

Exhibits:

(a) Exhibits are incorporated by reference.

Current Reports on Form 8-K:

 (a) On August 26, 2005, we filed a Form 8-K with the Commission.
(b)	On August 18, 2005, we filed a Form 8-K with the Commission.
(c)	On August 5, 2005, we filed a Form 8-K with the Commission.
(d)	On July 7, 2005, we filed a Form 8-K with the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILITY SOLUTIONS, INC.
(Registrant)

/S/ Angela Du
Date: February 17, 2006	Angela Du Chief Executive Officer and Principal Accounting Officer /S/ Ernest Cheung
Date: February 17, 2006	Ernest Cheung Principal Financial Officer

EXHIBIT 31.1

Certification of Principal Executive Officer

I, Angela Du, Chief Executive Officer, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of China Mobility Solutions, Inc.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)* for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) *;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information (all of which do not apply); and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

* Indicates material omitted in accordance with SEC Release Nos. 33-8238 and 34-47986.

/s/ Angela Du
Date: February 17, 2006	Angela Du Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Financial Officer

I, Ernest Cheung, Principal Financial Officer, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of China Mobility Solutions, Inc.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)* for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) *;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information (all of which do not apply); and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

* Indicates material omitted in accordance with SEC Release Nos. 33-8238 and 34-47986.

/s/ Ernest Cheung
Date: February 17, 2006	Ernest Cheung Principal Financial Officer

EXHIBIT 32

STATEMENT REQUIRED BY 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of China Mobility Solutions, Inc. (the "Company") for the nine months ended September 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Angela Du, Chief Executive Officer, and Ernest Cheung, Chief Accounting Officer of the Company, individually certify that:

* the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

* information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company on the dates and for the periods presented.

/s/ Angela Du
Dated: February 17, 2006	Angela Du Director, President, Chief Executive Officer and Principal Accounting Officer /s/ Ernest Cheung
Dated: February 17, 2006	Ernest Cheung Director and Principal Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to China Mobility Solutions, Inc. and will be retained by China Mobility Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

End of Filing